FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Q2 F2008

GOLD FIELDS

RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2007



Operating profit of R2 billion and net earnings of R1.9 billion in the quarter ended 31 December 2007

JOHANNESBURG. 31 January 2008, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December 2007 quarter of R1,938 million, compared with restated net earnings of R429 million and R767 million for the September 2007 and the December 2006 quarters respectively. In US dollar terms net earnings for the December 2007 quarter were US$281 million, compared with restated earnings of US$60 million and US$104 million for the September 2007 and the December 2006 quarters respectively.

December 2007 quarter salient features:

- Attributable gold production, of 960,000 ounces 3 per cent lower than the previous quarter;

- Net earnings and normalised earnings increase by 350 per cent and 48 per cent respectively;

- Sale of Essakane and Venezuelan assets successfully concluded releasing R4,174 million (US$615 million) in value;

- Draft three of the South African royalty bill published during the quarter, if passed in its present form, would result in a significantly higher royalty than originally proposed at current gold prices.

Statement by Ian Cockerill, Chief Executive Officer of Gold Fields:

"During the December quarter we saw a welcome recovery at our international operations.

Regrettably the South African operations, in particular Driefontein, were adversely affected by a number of safety related work stoppages. We are fully committed to stop this through a resolute focus on safe production, which is our highest priority.

Despite an overall decline of three per cent in production Gold Fields saw a welcome four per cent improvement in its operating margin, on the back of the improved gold price. This is a trend which we hope to maintain and improve upon through continued focus on productivity and costs. Cost control will

be paramount in the face of ongoing input cost pressures on all fronts precipitated by inflation trends and the resource boom. Current power shortages in South Africa will impact production in the March quarter and into the foreseeable future.

This quarter saw some good results on the cost side of our business with total cash costs increasing by only three per cent, despite the lower production and ongoing cost pressures.

Production at the Cerro Corona project is forecast to commence by the middle of 2008 as previously announced. This project will add more than 400,000 high margin ounces per year to our production profile."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR93.58 – ZAR127.79**
- at end December 2007	**652,486,582**	Average Volume - Quarter	**2,534,152 shares /**
- average for the quarter	**652,412,191**	**NYSE – (GFI)**	
Free Float	**100%**	Range - Quarter	**US$13.61 – US$19.13**
ADR Ratio	**1:1**	Average Volume - Quarter	**5,632,277 shares /**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

| South African Rand | | | | | Salient features[#] | | | United States Dollars | | | | |
| Six months to | | Quarter | | | | | | Quarter | | | Six months to | |
Dec 2006	Dec 2007	Dec 2006	Sept 2007	Dec 2007				Dec 2007	Sept 2007	Dec 2006	Dec 2007	Dec 2006
61,689	60,522	30,906	30,661	29,861	kg	Gold produced*	oz (000)	960	986	993	1,946	1,983
81,400	99,988	83,334	98,465	101,532	R/kg	Total cash costs	$/oz	467	431	351	449	350
25,304	24,980	12,752	12,350	12,630	000	Tons milled	000	12,630	12,350	12,752	24,980	25,304
143,322	162,857	144,519	155,333	170,488	R/kg	Revenue	$/oz	784	680	609	731	616
221	266	227	267	265	R/ton	Operating costs	$/ton	39	38	31	38	30
3,925	3,754	1,946	1,716	2,037	Rm	Operating profit	$m	300	242	263	542	542
42	36	41	34	38	%	Operating margin	%	38	34	41	36	42
1,465	2,367	767	429	1,938	Rm	Net earnings	$m	281	60	104	342	202
289	363	148	66	297	SA c.p.s.		US c.p.s.	43	9	20	52	40
1,454	866	762	411	456	Rm	Headline earnings	$m	67	58	104	125	201
287	133	147	63	70	SA c.p.s.		US c.p.s.	10	9	20	19	40
1,297	1,011	579	408	603	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations	$m	88	57	78	146	179
256	155	112	62	93	SA c.p.s.		US c.p.s.	13	9	16	22	35

* Attributable – All companies wholly owned except for Ghana (71.1%).

[#] Prior period figure have been restated to exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10) and Essakane.

Health and safety

We deeply regret to report 13 separate accidents which resulted in 17 fatalities for the Group during the December quarter. As a result the fatal injury frequency rate for the December quarter increased to 0.32 per million hours worked, compared with the previous quarter's 0.17. The lost time injury frequency rate improved from 9.8 to 6.9, the serious injury frequency rate improved from 5.1 to 4.0, and the days lost injury frequency rate improved from 276 to 248. A full explanation of the safety terms used in this report is available on our web site.

The majority of these accidents mentioned above occurred at the Kloof mine where five accidents resulted in eight fatalities. Driefontein had three accidents, while South Deep and Beatrix had one each. There were four fall-of-rock related accidents, four tramming or cleaning related accidents, one spillage conveyance related accident and a blasting related accident. Both Kloof and Driefontein were issued with instructions ("Section 54's") to stop operations by the Principal Inspector of the Gauteng area of the Department of Minerals and Energy, until full re-assessments of their base line risk assessments and codes of practices were reviewed by all stakeholders and independent third parties. In addition, physical audits were made of workings and practices. Despite the above Kloof 7 shaft and Beatrix West section achieved 1,000,000 fatality free shifts in the quarter.

The Presidential Audit initiative, which came about as a result of recent poor safety performance across the mining sector, commenced at the end of the December quarter. Gold Fields will probably be audited in the March quarter and fully supports this initiative, as it does any process that has the potential to improve health and safety at our operations.

At the international operations, Tarkwa had two fatal accidents which resulted in three fatalities, one as a result of an electrocution, and two as a result of a conveyor belt incident. Cerro Corona had one electrocution fatal accident during the reporting period.

Gold Fields remains committed to a philosophy of zero harm, and benchmarks itself against the Ontario benchmark, as well as pursuing the Mine Health and Safety Council milestones in South Africa. Behavioural based interventions will continue at all operations in the Group. All operations have been audited and achieved OHSAS 18001 certification, except South Deep and Cerro Corona. The operations not currently certified are implementing the requirements of OHSAS 18001, with certification planned by the end of the financial year. A programme similar to the successful "Let's be Safe" initiative at Driefontein has been adapted and is being implemented at Kloof to improve its safety performance.

Financial review

Quarter ended 31 December 2007 compared with quarter ended 30 September 2007

Discontinued operations

The Venezuelan assets (including Choco 10) which were sold during the quarter are classed as a discontinued operation for accounting purposes, and as such all prior periods have been restated to exclude results from this operation.

Revenue

Attributable gold production (excluding Choco 10 as explained above) for the December 2007 quarter amounted to 960,000 ounces, compared with 986,000 ounces in the September quarter, a decrease of 3 per cent. Production at the South African operations decreased from 689,000 ounces to 657,000 ounces. Attributable production at the international operations increased from 297,000 ounces to 303,000 ounces.

At the South African operations gold production was adversely affected by the one day national strike by the National Union of Mineworkers (NUM) on 4 December, mine closures at Driefontein and Kloof related to fatal accidents, as well as labour unrest at Beatrix. At Driefontein, production decreased 8 per cent due to a combination of mine closures and lower underground yields. Gold production at Kloof decreased 2 per cent as a result of lower underground tons due to the impact of the lost shifts. This was partly offset by an increase in underground yield. At Beatrix, gold production was similar quarter on quarter, with the lower volumes mined and processed offset by a slight increase in yield. At South Deep, gold production decreased 9 per cent. This was mainly as a result of a decrease in underground volumes and yield because of a reduction in mining activity on the conventional Ventersdorp Contact Reef ("VCR") horizon where a major fault on the western side of the ore body was intersected in the September 2007 quarter. This horizon is largely depleted above 95 level. In addition, trackless volumes were lower as a result of a surface fan failure which affected underground temperatures and curtailed entry and mining activities for 35 days. This affected the newly established longhole open stoping area.

At the international operations, gold production at Tarkwa increased 3 per cent due to higher processed volumes. Excessive rains, which occurred during the September quarter and reduced the availability of competent material to run the mill effectively, returned to more normal levels during the second half of the quarter. At Damang, gold production decreased 7 per cent due to lower volumes and lower yields. The lower volumes processed was due to plant downtime caused by a power outage due to a fire at the plant, and the lower yield was due to lower than forecast grades processed from stockpiled ore. Gold production at St Ives increased by 7 per cent due to an increase in yield resulting from improved recoveries at the heap leach operation. At Agnew, gold production decreased by 4 per cent as predicted, with a decrease in tons processed because of a planned maintenance shutdown.

The average quarterly US dollar gold price increased from US$680 per ounce in the September quarter to US$784 per ounce in the December quarter, a 15 per cent increase. The average rand/US dollar exchange rate averaged R6.76, compared with the R7.10 achieved in the September quarter. As a result of the above factors, the rand gold price improved from R155,333 per kilogram to R170,488 per kilogram, a 10 per cent increase. The Australian dollar gold price increased quarter on quarter from A$812 per ounce to A$886 per ounce.

The increase in the rand gold price achieved offset the decrease in production. Revenue in rand terms amounted to R5,430 million (US$801 million), compared with the previous quarter's R5,018 million (US$707 million), an increase of 8 per cent.

Operating costs

Operating costs increased by less than 2 per cent during the December quarter to R3,341 million (US$494 million), compared with R3,292 million (US$464 million) in the September quarter. Total cash costs increased by 3 per cent from R98,465 per kilogram (US$431 per ounce) to R101,532 per kilogram (US$467 per ounce).

At the South African operations, operating costs increased from R2,114 million (US$298 million) to R2,174 million (US$321 million), an increase of 3 per cent. This increase was mainly due to increased contractor costs, increased sweepings and secondary support costs, increased repairs and maintenance, additional voluntary shifts, training, safety interventions, together with transport of surface material to South Deep from Kloof and general inflationary pressures. Total cash costs at the South African operations increased from R94,248 per kilogram (US$413 per ounce) to R101,170 per kilogram (US$465 per ounce).

Operating costs at the international operations, including gold-in-process movements, amounted to R1,219 million (US$180 million), compared with R1,188 million (US$167 million) in the September quarter, an increase of 3 per cent. In US dollar terms costs at Tarkwa increased by US$3 million or 6 per cent mainly due to the increase in production. At Damang, costs increased by US$5 million or 23 per cent as a consequence of increased volumes mined from the Damang pit cutback and an increase in on-mine power generation. At St Ives, operating costs in Australian dollar terms, including gold-in-process movements, decreased by A$3 million or 5 per cent mainly as a result of a decrease in maintenance costs. At Agnew, operating costs increased by A$3 million mainly due to the increase in processed ore from Songvang. Total cash costs at the international operations were similar at US$470 per ounce quarter on quarter.

Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R2,037 million (US$300 million). This represented a 19 per cent increase when compared with the R1,716 million (US$242 million) achieved in the September quarter. The Group operating margin increased from 34 per cent to 38 per cent. The margin at the South African operations increased from 36 per cent to 37 per cent, and the margin at the international operations increased from 30 per cent to 38 per cent.

Amortisation

Amortisation decreased marginally from R771 million (US$109 million) in the September quarter to R763 million (US$113 million) in the December quarter. This decrease was mainly due to the lower charge from Agnew's Songvang due to the cessation of mining as ore from the pit was depleted in the September quarter, offset by the amortisation of discontinued operations at South Deep's VCR and adjustments at Beatrix to correct cumulative Ore Reserve Development amortisation.

Other

Net interest paid was similar at R92 million (US$14 million) when compared with the September quarter.

The loss on foreign exchange of R5 million (US$1 million), compares with a loss of R12 million (US$2 million) in the September quarter. The December quarter's loss results from the conversion of offshore cash holdings into the functional currency. The September quarter's loss consists largely of an unrealized exchange loss of R11 million (US$2 million) relating to a US dollar denominated insurance receivable at South Deep.

The loss on financial instruments for the quarter at R188 million (US$27 million) compares with a gain of R9 million (US$1 million) for the September quarter. The loss of R188 million (US$27 million) in the December quarter comprises a R168 million (US$24 million) mark to market unrealised loss arising from the agreement with Mvela Resources which provides that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in GFIMSA for Gold Fields' shares. In terms of IAS 39 the floor and cap arrangement with Mvela Resources is a derivative instrument and is required to be valued and marked to market each quarter through earnings. Also included is a R30 million (US$4 million) unrealised mark to market loss on share warrants included in the Group's investment portfolio, partly offset by a R10 million (US$1 million) gain on the diesel hedge in Ghana. The gain of R9 million (US$1 million) in the September quarter comprises a R32 million (US$4 million) mark to market unrealised gain arising from the agreement with Mvela Resources as explained above. This was partially offset by a R23 million (US$3 million) mark to market loss on the share warrants mentioned above.

Exploration

Exploration expenditure, decreased from R85 million (US$12 million) in the September quarter to R79 million (US$12 million) in the December quarter. Please refer to the Exploration and Corporate Development section for more detail.

Exceptional items

Exceptional gains in the December quarter amount to R1,417 million (US$205 million) and mainly comprise, profit on the sale of Essakane of R1,389 million (US$201 million), and profit on the sale of investments of R26 million (US$4 million). The gross proceeds from the sale of Essakane amounted to R1,375 million (US$202 million) and comprised cash of R1,042 million (US$153 million) and shares in Orezone Resources Incorporated of R333 million (US$49 million). Exceptional gains in the September quarter amounted to R29 million (US$4 million) and include profit on the sale of houses at Beatrix and South Deep, and profit on the sale of redundant mining equipment at Driefontein.

Taxation

Taxation for the quarter amounted to R418 million (US$61 million) compared with R289 million (US$41 million) in the September quarter. This increase reflects the increase in profit before tax for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.

Discontinued operations

During the December quarter the assets in Venezuela were sold. The gross proceeds from the sale of the Venezuelan assets amounted to R2,799 million (US$413 million) and comprised cash of R1,219 million (US$180 million) and shares in Rusoro Mining Limited of R1,580 million (US$233 million). This sale has necessitated the restatement of prior periods salient features and financial results as required by IFRS 5. Salient features and financial results of continued and discontinued operations are detailed in the operating and financial results from page 16.

The net gain from the sale of the Venezuelan assets in the December quarter amounted to R119 million (US$17 million). This comprises a profit on the disposal of the Venezuelan assets of R74 million (US$11 million) and an income on the operational results at Choco 10 for the two months ended November 2007, the effective date of sale, of R45 million (US$6 million). The loss of R8 million (US$1 million) in the September quarter was the consolidated loss on the Venezuela operations.

Earnings

Net profit attributable to ordinary shareholders amounted to R1,938 million (US$281 million) or 297 SA cents per share (US$0.43 per share), compared with R429 million (US$60 million) or 66 SA cents per share (US$0.09 per share) in the previous quarter which was restated as described above.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, was R456 million (US$67 million) or 70 SA cents per share (US$10 per share), compared with earnings of R411 million (US$58 million) or 63 SA cents per share (US$0.09 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and discontinued operations, amounted to R603 million (US$88 million) or 93 SA cents per share (US$0.13 per share), compared with earnings of R408 million (US$57 million) or 62 SA cents per share (US$0.09 per share) reported last quarter.

Balance sheet

The large increase in investments quarter on quarter is mainly due to the 41.7 million shares valued at R333 million (US$49 million) received from Orezone Resources Incorporated as part payment for the Essakane disposal and the 140.0 million shares valued at R1,580 million (US$233 million) received from Rusoro Mining Limited as part payment for the Venezuelan disposal.

Cash flow

Cash inflow from operating activities for the quarter was R1,148 million (US$175 million), compared with R985 million (US$131 million) in the September quarter. This quarter on quarter increase of R163 million (US$44 million) is mostly due to the increase in operating profit and a decrease in taxation paid from R361 million (US$59 million) to R130 million (US$14 million), partially offset by a working capital outflow of R571 million (US$83 million) in the December quarter compared with an outflow of R224 million (US$32 million) in the September quarter.

Capital expenditure increased from R1,928 million (US$272 million) in the September quarter to R2,476 million (US$364 million) in the December quarter. At the South African operations capital expenditure increased from R740 million (US$104 million) in the September quarter to R839 million (US$124 million) in the December quarter. This increase of R99 million includes increased expenditure on the 9 shaft project at Driefontein of R52 million (US$8 million), an additional R35 million (US$5 million) on South Deep's new mine development project, and various other technical projects. Expenditure on ore reserve development at Driefontein, Kloof, Beatrix and South Deep accounted for R94 million (US$14 million), R121 million (US$18 million), R75 million (US$11 million) and R21 million (US$3 million) respectively. Expenditure on the 9 shaft project at Driefontein and expenditure on the new mine development project at South Deep amounted to R93 million (US$14 million) and R103 million (US$15 million) respectively. Also in South Africa was the payment of R400 million (US$60 million) in return for various parties agreeing to relinquish their rights to the Uncle Harry's ground adjoining Kloof and South Deep.

Capital expenditure at the international operations increased from R548 million (US$77 million) to R597 million (US$88 million). Expenditure in Ghana was similar quarter on quarter where the majority of expenditure was concentrated on the major projects being the expansion project at Tarkwa of R196 million (US$29 million) and the Damang cutback at R42 million (US$6 million). In Australia, capital expenditure increased from R189 million (US$27 million) to R231 million (US$34 million). This increased expenditure was incurred on development at Cave Rocks of R29 million (US$4 million) at St Ives, and R6 million (US$1 million) additional development on Kim South at Agnew.

Capital expenditure at the Cerro Corona mine in Peru amounted to R649 million (US$96 million) in the December quarter compared with R621 million (US$87 million) in the September quarter. Refer to the Capital and Development Project section for more detail.

Cash proceeds from the sale of Essakane amounted to R1,042 million (US$150 million).

Cash proceeds from the sale of the Venezuelan assets is reflected in the cash flow as discontinued operations and amounts to R1,219 million (US$176 million) less capital expenditure of R26 million (US$4 million), giving a net inflow of R1,193 million (US$172 million).

Net cash outflow from financing activities amounted to R1,069 million (US$152 million). Loan repayments of R1,808 million (US$262 million)

include the repayment of an offshore loan of R1,394 million (US$200 million) and the repayment of a local loan of R414 million (US$62 million). Loans received amounted to R727 million (US$108 million) and includes a local loan facility draw down of R514 million (US$76 million) and the draw down on the Cerro Corona loan of R213 million (US$32 million).

Net cash outflow for the quarter was R143 million (US$15 million). After accounting for a translation loss of R6 million (US$6 million), the cash balance at the end of December was R1,321 million (US$189 million). The cash balance at the end of September was R1,470 million (US$210 million).

Detailed and operational review
Cost and revenue optimisation initiatives
Project 500

Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 (increase in revenue) and Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+ (new projects to further reduce costs) and Project Beyond (strategic supply chain management and procurement) as detailed below.

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.

Due to the skills shortage, The Mining School of Excellence was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The "Jurasic to Joystick" challenge initiative was launched with the focus on a greater use of technology to improve safety and productivity. The theory of constraints initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South African shafts and, together with simulations, there is a formidable focus on improving the flow of men, material, equipment and ore. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields. All these initiatives have been implemented and are ongoing.

Reconciliation of achieved yields to gold reserves

Year/Quarter	F2007*	Sept 2007**	Dec 2007***
Driefontein:			
Life of mine head grade as per published declarations#	8.5	8.9	8.9
Life of mine head grade adjusted for estimated metallurgical recoveries	8.2	8.6	8.6
Driefontein (underground yields achieved)	7.6	8.2	7.7
Kloof:			
Life of mine head grade as per published declarations	10.1	10.2	10.2
Life of mine head grade adjusted for estimated metallurgical recoveries##	9.8	9.9	9.9
Kloof (underground yields achieved)	8.2	8.1	8.4
Beatrix:			
Life of mine head grade as per published declarations	5.5	5.5	5.5
Life of mine head grade adjusted for estimated metallurgical recoveries	5.3	5.3	5.3
Beatrix (underground yields achieved) ###	4.7	4.1	4.3
South Deep:			
Life of mine head grade as per published declarations	6.1	6.1	6.1
Life of mine head grade adjusted for estimated metallurgical recoveries	5.9	5.9	5.9
South Deep (underground yields achieved)	6.2	6.6	6.2

Note that the F2007 life of mine reserves were based on a pay limit using a gold price of R100,000 per kilogram, while the current year's pay limit is based on a gold price of R120,000 per kilogram.

* Based on the reserve statement at 31 December 2005 and 31 December 2006, except South Deep which is based on the reserve statement as at 30 June 2006. The acquisition of the control of South Deep was effective from 1 December 2006.

** Based on the reserve statement as at 31 December 2006.

*** Based on the reserve statement as at 30 June 2007.

\# The increase in the Life of Mine head grade from 8.5 to 8.9 grams per ton is due to an increase in the pay limit, which results in a lower tonnage at higher grade, and an improved dilution.

\#\# Kloof's life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to comparatively low volumes being mined from the high grade main shaft pillar.

\#\#\# The lower yields currently being achieved compared with the Life of mine estimated yield are as a result of a low mine call factor and increased stoping widths.

Project 100+

Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and investment in cost reductions. Examples of these are:

The Eskom demand side management (DSM) project, which consists of 32 sub-projects, is progressing well. Ten operating sub-projects have shifted more than 60MW of load out of the daily peak tariff period, delivering savings of approximately R2 million in the December quarter. A further 18 projects are underway, with at least 5 of them due to provide savings during this financial year. The estimated savings for financial 2008 will exceed R10 million, growing to R20 million in financial 2009.

The conversion from diesel to battery power for underground locomotives is progressing as planned. The delivery of the first locomotives and the preparation of battery charging bays, together with the training of personnel is underway. The project will deliver long term cost savings from the higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions. An underground rail-track upgrade project, which will improve tramming efficiency underground, is progressing to plan.

The pump efficiency monitoring project has entered the monitoring phase, allowing maintenance practices to be modified to initiate maintenance based on pump efficiency. The first pump station, which has been on-line for five months, indicates that the anticipated efficiency improvement of 5 per cent can be expected. This project will deliver savings from reduced electricity consumption due to improved efficiency, and from a reduction in pump repair costs.

On the labour management front, we are in the process of rolling out a module setting standards and norms for effective labour management. A human resource shared services centre is planned for the West Wits area. The intent is to reduce shifts lost as a result, of ineffective engagement, medical examinations, training, as well as improving upon the administration processes currently practiced.

On the cost reporting and management side, we are aligning our process costing model with our process flow to optimise our benchmark module. In addition, we are re-introducing a budget control tool to enhance our control and accountability of commodity costs.

Project Beyond: Group Integrated Supply chain and Strategic Sourcing Optimisation

SA Project Beyond Strategic Sourcing and Supply Initiatives

As previously reported Project Beyond has successfully delivered within its targeted three year benefits delivery range end fiscal 2007 of R288 million contracted benefits. These benefits provided some baseline optimisation buffering effect for real extreme inflationary pressures in the current markets. In the December quarter increased focus was on cost containment management and quality assurance optimisation planning. Although less than general inflation was achieved on overall spend, continued extreme inflation pressures were experienced in areas such as cement products, food, props, cyanide, underground services, coal and transport. Cost avoidance negotiated outcomes have been estimated at around R14 million, which represents savings against baseline inflation.

During this quarter an estimated R8 million of annualised contracted benefits was delivered through underground service rates re-negotiated at South Deep, cable specifications standardisation, backfill switch to alternative product, improved quality of repair scopes of work and some warranty claims. Cumulative financial year contracted total cost benefits now stand at R16 million.

For the March quarter focus will continue on the South Deep spend optimisation, engineering standards and total cost management, and some longer term optimisation initiatives in areas such as foodstuffs, oils and lubes, and trackless mining repairs. Further cost inflation pressures are expected in areas like timber and steel related products.

International Operations Strategic Sourcing and Integrated Supply Chain Initiatives

As previously reported, total cost initiatives at the International operations, in parallel with the South African Project Beyond, delivered around US$28 million contracted benefits by the end of fiscal 2007. In the December quarter, international strategic sourcing and supply chain teams also had a strong focus on cost containment. Ghana, for example, recorded an estimated US$4 million cost inflation avoidance (keeping baseline costs fairly flat through long term negotiations, volume aggregation and risk sharing mechanisms) in spite of extreme industry inflation in areas such as shipping rates, cyanide and grinding balls.

During the December quarter strategic sourcing initiatives in Australia delivered over US$1 million in new and multi-year contracted benefits. New contracted benefits were achieved in spend categories such as cement and diesel rebates, explosives delivery optimisation, and from the sale of an obsolete head frame. Cumulative contracted total cost benefits for fiscal year to date stand at around US$3 million.

For the March quarter, in Ghana, opportunity assessment focus in areas such as fuel depot management, maintenance and repair contracts and logistics will continue. Although Australia will continue with cost optimisation initiatives, strong focus will still be on cost containment in key long term contract areas such as cyanide and grinding balls. The newly recruited supply chain management team in Peru will focus on contract transition planning, staffing and capability development in line with the planned go live date in the June 2008 quarter.

South African Operations

Royalty bill

On 6 December 2007 the National Treasury released the third draft of the Mineral and Petroleum Resources Royalty Bill, for a final round of public comment and parliamentary review. This draft of the Bill confirms gross sales as the tax base, but takes into account the process of beneficiation which in the case of gold mines is a deduction of 0.4 per cent. The new royalty rate structure will be based on a formula that takes into account profitability. The application of the new formula on this quarter would result in an effective royalty rate of approximately 4 per cent for the South African operations on a pro-forma basis using a rand gold price at the time of writing of R200,000 per kilogram. This compares with a fixed rate of 1.5 per cent applied in the previous draft. The gold industry will be making submissions to the National Treasury on this matter.

Power shortages

There was no direct impact on production as a result of electricity load shedding on the South African operations during the December quarter. However, the ongoing power shortages in South Africa will require a combination of aggressive energy saving and energy efficiency projects to achieve a 10 per cent reduction in electricity use, and possible participation in Eskom's Emergency Demand. The 10 per cent reduction by Eskom will impact on gold production and may regrettably lead to shaft closures and restructuring.

Driefontein

		December 2007	September 2007
Gold produced	- kg	7,451	8,098
	- 000'ozs	239.6	260.4
Yield - underground	- g/t	7.7	8.2
- combined	- g/t	5.0	5.3
Total cash costs	- R/kg	94,390	85,058
	- US$/oz	434	373

Gold production in the December quarter at 239,600 ounces was down 8 per cent when compared with the September quarter's 260,400 ounces. A 1-day industry wide strike by employee unions in support of improved safety and a 4 day mine wide stoppage by the Department of Minerals and Energy as a result of two tramming related fatalities at 5 shaft had a significant impact on mining operations. The shortfall in production is attributable to the quality of ore mined, resulting in the underground yield reducing from 8.2 grams per ton to 7.7 grams per ton for the quarter. Underground tonnage reduced from 924,000 tons in the September quarter to 920,000 tons in the December quarter and surface tonnage decreased from 608,000 tons to 558,000 tons.

Despite the cumulative 5 day mine wide stoppage main development increased by 1 per cent for the quarter. However, on-reef development decreased 3 per cent with values down 13 per cent due to a decrease in grade in the Single Band Carbon Leader in the O-line at 5 shaft, as well as lower than expected values in the Carbon Leader at 1 shaft.

Operating costs increased by 3 per cent from R724 million (US$102 million) to R744 million (US$110 million) mainly due to an increase in sweepings and secondary support, an increase in major repairs and maintenance and an increase in training costs. Total cash costs increased 11 per cent in rand terms and 16 per cent in US dollar terms from R85,058 per kilogram to R94,390 per kilogram and from US$373 per ounce to US$434 per ounce respectively and was negatively affected by the lower production. The increase in unit costs is due to the fact that during the 4-day mine wide stoppage a corresponding reduction in costs was not realised due to the high fixed cost nature of input costs. Three additional voluntary shifts were mined during the quarter.

Operating profit was similar quarter on quarter at R523 million (US$77 million).

Capital expenditure increased from R219 million (US$31 million) to R267 million (US$39 million) quarter on quarter. This increase was mainly due to an increase from R41 million (US$6 million) to R93 million (US$14 million) on the 9 sub-vertical shaft deepening project. Shaft sinking on this project is planned to commence during the March 2008 quarter.

The impact of power shortages on production and costs cannot be accurately determined at this stage, as such no outlook is given for the March quarter.

Kloof

		December 2007	September 2007
Gold produced	- kg	7,179	7,319
	- 000'ozs	230.8	235.3
Yield - underground	- g/t	8.4	8.1
- combined	- g/t	7.1	7.4
Total cash costs	- R/kg	91,029	86,269
	- US$/oz	419	378

Gold production at Kloof decreased by 2 per cent from 235,300 ounces in the September quarter to 230,800 ounces in the December quarter. This was due to a 6 per cent decrease in underground tonnage from 893,000 tons to 839,000 tons resulting from the industry wide one day strike, an illegal one day strike, an agreed to memorial

day service and various stoppages as a result of instructions given by the Department of Minerals and Energy through the Section 54 mechanism. All pillar mining was stopped for a period of 5 days as a result of a fatal accident at 8 shaft and these pillars were fully reviewed. In addition there was a full 4 day mine wide stoppage to carry out a safety review. The mine also experienced an underground fire at 2 sub-vertical shaft which lasted for 16 days. This decrease was partially offset by an increase in underground yield, which increased from 8.1 grams per ton to 8.4 grams per ton, and an increase in surface tons milled from 101,000 tons to 169,000 tons at a slightly improved yield. The increase in surface yield was due to screening of waste and additional tons processed through a toll treatment arrangement with South Deep.

Main development decreased by 12 per cent quarter on quarter, with the overall on-reef development marginally below forecast. Year to date values are in line with forecast.

Operating costs increased 4 per cent from R661 million (US$93 million) in the September quarter to R689 million (US$102 million) in the December quarter. The increase in operating costs was due to increases in contractor costs for screening and transport of surface ore toll milled at South Deep, and increases in consumables, maintenance and training costs. Total cash cost increased from R86,269 per kilogram to R91,029 per kilogram as a result of the lower gold production and increased costs. In US dollar terms, total cash costs increased 10 per cent from US$378 per ounce to US$419 per ounce.

Operating profit increased from R473 million (US$67 million) in the September quarter to R528 million (US$78 million) in the December quarter as a result of the higher gold price.

Capital expenditure at R226 million (US$33 million) increased by 4 per cent when compared with the previous quarter's expenditure of R218 million (US$31 million). This was mainly due to increased expenditure on mining equipment (box hole borer), partially offset by decreased expenditure on the KEA project which has been put on hold due to a problematic ore body.

The impact of power shortages on production and costs cannot be accurately determined at this stage, as such no outlook is given for the March quarter.

Beatrix

		December 2007	September 2007
Gold produced	- kg	3,698	3,707
	- 000'ozs	118.9	119.2
Yield - underground	- g/t	4.3	4.1
Total cash costs	- R/kg	108,031	106,393
	- US$/oz	497	466

Gold production at Beatrix at 118,900 ounces was in line with the September quarter. A decrease in tons milled from 913,000 tons to 868,000 tons, was offset by a 5 per cent increase in yield from 4.1 grams per ton to 4.3 grams per ton. The decrease in tons milled was due to more selective mining during the quarter to improve grade, together with labour unrest at 4 shaft and the one day national strike by the NUM in December. The 4 shaft operations were closed for 96 hours in November 2007 due to fatalities arising from internal faction fighting by NUM branch committee supporters. An overall increase in grade mined contributed to the increased yield, together with the implementation of the external mine call factor review recommendations of improved drilling and blasting practices, and conversion to a more suitable explosive type.

Development decreased by 5 per cent to 10,652 metre in the current quarter and was impacted by lost days. Main on reef development increased by 29 per cent to 2,495 metres in the December quarter. The development values increased from 831cm.g/t to 1,135cm.g/t as a result of current raises traversing higher grades.

Operating costs increased by 1 per cent quarter on quarter, from R416 million (US$59 million) in the September quarter to R420 million (US$62 million) in the December quarter. The increase in costs was mainly due to the overall increase in the rate of major contracts for additional drilling and maintenance, and to improved sweepings. Total cash costs increased 2 per cent from R106,393 per kilogram to R108,031 per kilogram. In US dollar terms total cash costs increased 7 per cent from US$466 to US$497 per ounce.

Beatrix posted an operating profit of R209 million (US$31 million) for the quarter compared with R163 million (US$23 million) in the September quarter as a result of the higher gold price.

Capital expenditure at R142 million (US$21 million) increased marginally when compared with the previous quarter`s expenditure of R134 million (US$19 million) due to increased capital development at the West and South sections.

The impact of power shortages on production and costs cannot be accurately determined at this stage, as such no outlook is given for the March quarter.

South Deep

		December 2007	September 2007
Gold produced	- kg	2,104	2,312
	- 000'ozs	67.6	74.3
Yield - underground	- g/t	6.2	6.6
- combined	- g/t	5.1	4.8
Total cash costs	- R/kg	147,719	132,223
	- US$/oz	680	579

Gold production at South Deep decreased by 9 per cent from 74,300 ounces in the September quarter to 67,600 ounces in the December quarter. This was mainly due to a decrease in the underground yield from 6.6 grams per ton to 6.2 grams per ton and a decrease in surface ore processed from 150,000 tons to 83,000 tons. The decrease in underground yield was due to a reduction in flexibility on the VCR reef where a geological fault has reduced stoping availability, while surface ore sources have now been depleted. Tons milled from underground were similar at 330,000 tons for the quarter.

Development at South Deep increased by 16 per cent from 1,684 metres to 1,946 metres for the December quarter. The mobilisation of the mechanised crews to develop below 95 level infrastructures commenced in December.

Operating costs increased by 2 per cent for the quarter from R314 million (US$44 million) to R320 million (US$47 million). This was mainly due to increased development and the effects of inflationary increases on commodity prices. As a result of the decreased gold production, total cash costs increased by 12 per cent from R132,223 per kilogram (US$579 per ounce) to R147,719 per kilogram (US$680 per ounce).

Operating profit decreased from R45 million (US$6 million) in the September quarter to R36 million (US$5 million) in the December quarter as a result of the lower gold production, partially offset by the increased gold price.

Capital expenditure increased in line with forecast from R169 million (US$24 million) to R204 million (US$30 million). The increase in expenditure was mainly on equipment related to the new mine development project and ore reserve development.

Over the last 12 months there has been a full strategic review and we have come to the conclusion that the current scope of mining activity at South Deep will have to be changed in order to achieve optimal production build-up. There are a number of reasons for this.

The Feasibility production build-up is being affected by:
- The lack of permanent shaft infrastructure and services for the handling of dirty water and ore at the Twins below 95 level;
- Development on all levels is behind schedule, especially below 95 level due to the above mentioned point;

- the Ventersdorp Contact Reef (VCR) horizon having now been largely depleted above 95 level due to the Waterpan fault on the western side;
- the lack of sufficient geological information below 95 level which in turn affects the down-dip mining strategy.

A number of scenarios are being considered to address the above issues. These include a detailed examination on how to speed up development and shaft equipping, and increase the rate of de-stress mining.

The Kloof – South Deep optimisation ("KSDO") project was completed during the quarter, which involved a high-level study on six different scenarios. The results of the study indicate that Scenario KSDO 1 should be advanced to a pre-feasibility level. This scenario envisages combining the Kloof and South Deep mining operations, whereby 330ktpm of ore will be mined through the South Deep infrastructure, and 150ktpm through the Kloof 4 shaft complex.

Interim approval has been given to proceed with the development of the initial access from Kloof 4 sub-vertical on 39 level towards South Deep, this level being marginally deeper than 110 level at South Deep.

International Operations
Ghana
Tarkwa

		December 2007	September 2007
Gold produced	- 000'ozs	158.3	154.0
Yield - heap leach	- g/t	0.7	0.8
- CIL plant	- g/t	1.4	1.5
- combined	- g/t	0.9	0.9
Total cash costs	- US$/oz	413	423

Gold production increased by 3 per cent from 154,000 ounces in the September quarter to 158,300 ounces in the December quarter. The abnormally high seasonal rainfall that negatively affected production in the September quarter subsided during the last 6 weeks of the December quarter. This had a positive effect on production, resulting in a 7 per cent increase in plant throughput from 5.21 million tons to 5.59 million tons, and a 14 per cent improvement in mining volumes.

Total tons mined, including capital stripping, increased from 27.7 million tons to 31.5 million tons. Ore mined increased from 4.7 million tons to 5.5 million tons. The mined grade was slightly lower at 1.24 grams per ton compared with last quarter's 1.27 grams per ton. The overall strip ratio for the quarter was lower at 4.59 compared with 4.88 in the September quarter, mainly due to the increased ore mined.

Total feed to the heap leach sections was 4.17 million tons compared with 3.91 million tons for the September quarter. Heap leach yield for the quarter was 0.7 grams per ton compared with 0.8 for the September quarter. The heap leach section produced 94,000 ounces compared with the 92,300 ounces achieved in the September quarter. The total feed to the CIL plant was 1.42 million tons compared with 1.30 million tons in the September quarter. CIL yield was 1.4 gram per ton against 1.5 for the September quarter. The CIL plant produced 64,300 ounces in the December quarter compared with 61,700 ounces in the September quarter. There was a net gold-in-process build-up of 2,600 ounces for the quarter, which was mainly at the South heap leach facility.

Operating costs, including gold-in-process movement, increased from US$64 million (R451 million) to US$67 million (R453 million) in the September quarter. The increase in cost was matched by an increase in tonnages treated, keeping operating cost per ton processed at similar levels to last quarter.

Operating profit was 61 per cent higher at US$61 million (R414 million), compared with US$38 million (R270 million) in the September quarter. This was in line with the higher gold production and increased gold price.

Capital expenditure increased from US$43 million (R307 million) to US$46 million (R314 million) for the quarter, with continued expenditure on the phase 5 heap leach project and the CIL expansion project at US$8 million and US$20 million respectively. The capital cost for the CIL expansion project has been revised from US$126 million to US$161 million as a result of currency fluctuations, cost escalation and minor scope changes to the project. The late supply of steel from South Africa as a result of the power shortages may delay the start-up of the project from the September 2008 quarter to the December 2008 quarter. Expenditure on the pre-stripping at the Teberebie cutback was similar to the September quarter at US$11 million.

Gold production is forecast to increase by about 6 per cent for the March quarter compared to the December quarter. Total cash costs are expected to increase marginally due to an expected increase in fuel and power tariffs, which will offset the positive impact of the gold production increase.

Damang

		December 2007	September 2007
Gold produced	- 000'ozs	44.2	47.4
Yield	- g/t	1.2	1.3
Total cash costs	- US$/oz	605	468

Gold production decreased 7 per cent from 47,400 ounces in the September quarter to 44,200 ounces in the December quarter. This decrease was due to the lower head grade, which decreased from 1.40 grams per ton in the September quarter to 1.35 grams per ton in the December quarter, coupled with a 2 per cent decrease in mill feed tonnage. The drop in grade was due to the grade from the B3 stockpile proving lower than anticipated.

Total tons mined, including capital stripping, increased from 7.1 million tons in the September quarter to 8.0 million tons for the December quarter. This increase was as a result of mining additional waste in order to build an alternate access ramp to the Damang pit. Ore mined increased from 794,000 tons to 978,000 tons in the December quarter due to an increase in ore tons mined from the Damang pit cutback and Tomento pits. The resultant strip ratio was 7.20 compared with the 7.97 in the September quarter.

The mill throughput for the quarter at 1.10 million tons was marginally lower than the 1.12 million tons in the September quarter, mainly due to power outages following a fire at a transformer. The primary crusher was once again running at design capacity. The increased volumes from the primary crusher allowed for the expansion of the crushed ore stockpile, which increased from 160,000 tons to 304,000 tons during the quarter. This should result in improved operational and blend flexibility in plant feed.

Operating costs, including gold-in-process movements, increased from US$22 million (R155 million) to US$27 million (R183 million). The main factors contributing to the increase in operating costs were the higher diesel price, increased power tariff, and the substitution of lower cost stockpiles with higher cost ore from the pits and lower grade stockpile ore compared with the previous quarter, increased plant maintenance costs, and an increase in the mining contractors cost due to cost increases impacted by longer haulage distances. Total cash costs increased from US$468 per ounce to US$605 per ounce reflecting the higher operating costs and lower gold production.

Operating profit for the quarter at US$9 million (R58 million) was slightly lower than the US$10 million (R69 million) achieved in the September quarter.

Capital expenditure at US$8 million (R51 million) was similar to the September quarter with the majority once again incurred on the Damang pit cutback.

The eastern haul ramp in the Damang pit cutback slipped at the end of January and is inaccessible. However, gold production and costs are expected to remain at similar levels in the March quarter when compared with the December quarter.

Australia
St Ives

		December 2007	September 2007
Gold produced	- 000'ozs	110.0	102.4
Yield - heap leach	- g/t	0.7	0.5
- milling	- g/t	2.6	2.5
- combined	- g/t	1.8	1.8
Total cash costs	- A$/oz	584	650
	- US$/oz	521	551

Gold produced for the quarter increased in line with previous guidance from 102,400 ounces to 110,000 ounces. This was mainly due to a 6 per cent increase in tons processed, as the combined yield was unchanged at 1.8 grams per ton.

Gold produced from the Lefroy mill increased from 92,100 ounces to 95,200 ounces. Tons milled were unchanged at 1.15 million tons. Yield increased from 2.5 grams per ton to 2.6 grams per ton in the quarter due to the higher grade underground ore and a reduction in processing stockpiled, low grade material.

Heap leach production was 14,800 ounces this quarter, up 43 per cent when compared with the September quarter's 10,300 ounces. Tons treated from heap leach increased from 612,000 tons to 708,200 tons and recoveries increased from 59 per cent to 72 per cent with the introduction of better leaching oxide material following commissioning of the agglomeration drum in the previous quarter.

During the quarter 3.7 million bank cubic metres (BCMs) of ore and waste, which includes waste classified as capital for accounting purposes, were mined from the open pit operations, compared with 3.5 million BCMs in the previous quarter. Open pit operations produced 1.4 million tons of ore for the quarter, compared with 1.2 million tons for the September quarter. The majority of ore was mined from the Leviathan, North Revenge and Bahama pits. The open pit ore grade decreased from 1.8 grams per ton in the September quarter to 1.7 grams per ton in the December quarter. The Leviathan pit intersected large ore volumes at higher levels than planned resulting in increased tonnages, and the Bahama pit achieved full production. The average strip ratio including capital waste was 5.7 in the December quarter compared with 6.4 in the September quarter.

Underground operations mined 254,000 tons of ore at 5.4 grams per ton for the quarter, compared with 247,000 tons at 5.0 grams per ton in the previous quarter. The majority of this increase was due to Argo accessing the higher grade portion of the ore body, and Leviathan mining high grade remnants from the East Repulse lode.

Operating costs, including gold-in-process movements, decreased from A$69 million (R413 million) in the September quarter to A$65 million (R394 million) in the December quarter. This decrease was mainly due to increased stockpiles at Bahama adding GIP to the balance sheet, and a net decrease in maintenance costs, which offset the increased third party royalty due to the higher gold price. Total cash costs decreased from A$650 per ounce (US$551 per ounce) in the September quarter to A$584 per ounce (US$521 per ounce) in the December quarter.

Operating profit increased from A$14 million (R86 million) to A$32 million (R193 million) due to the increased gold production, lower costs and increased gold price.

Capital expenditure increased, from A$25 million (R152 million) to A$29m (R175 million) quarter on quarter. Mine development capital of A$18 million (R110 million) included commencement of the second underground portal and increased development activity at the Cave Rocks underground mine, the continuation of development of the Argo and Belleisle underground mines and increased waste mining at the Leviathan pit. These increases were slightly offset by a decrease in exploration expenditure.

Gold production and total cash costs for the March quarter are expected to be similar to the December quarter. Development of the

new underground mines at Cave Rocks and Belleisle remains a focus to return production to around 120,000 ounces per quarter by mid calendar 2008.

Agnew

		December 2007	September 2007
Gold produced	- 000'ozs	**49.2**	51.0
Yield	- g/t	**4.9**	4.7
Total cash costs	- A$/oz	**470**	507
	- US$/oz	**419**	430

Gold production decreased 4 per cent from 51,000 ounces in the September quarter to 49,200 ounces in the December quarter. This was mainly due to a 6 per cent decrease in mill throughput from 334,000 tons to 313,000 tons. This was partially offset by an increase in yield from 4.7 grams per ton to 4.9 grams per ton. The lower processing throughput was due to a planned 3 day mill shut down in December, electrical downtime caused by a severe storm and lower throughput from treating more ore from Songvang which reduces volumes through the plant due to the high level of silver.

Ore mined from underground decreased from 120,000 tons in the September quarter to 89,000 tons in the December quarter. Difficulties in opening up new stopes due to poor ground conditions at Kim South, which effectively halved the output quarter on quarter from 90,000 tons to 45,000 tons was the main cause of this decrease. By the end of the quarter these difficulties had largely been overcome and stopes brought back into production. The shortfall from Kim South was partially offset by higher production from Main Lode, which increased from 30,000 tons in the September quarter to 36,000 tons in the December quarter. Grade was unchanged at 9.1 grams per ton.

Operating costs, decreased from A$25 million (R149 million) in the September quarter to A$18 million (R106 million) in the December quarter mainly due to the completion of mining at Songvang and the decreased volumes from underground. The increase in the gold-in-process charge from A$3 million (R19 million) to A$14 million (R82 million) was due to an increase in processing ore from the Songvang stockpile. Total cash costs decreased from A$507 per ounce (US$430 per ounce) to A$470 per ounce (US$419 per ounce) for the December quarter due to the cessation of mining Songvang during the previous quarter.

Operating profit decreased from A$14 million (R85 million) in the September quarter to A$13 million (R76 million) predominantly due to reduced production from the high grade Kim South section.

Capital expenditure increased from A$6 million (R38 million) in the September quarter to A$9 million (R56 million) in the December quarter. This increase was attributed to site power upgrade works, increased underground capital development and additional underground extensional exploration drilling.

Gold production for the March quarter is expected to be similar to the December quarter. Total cash costs are expected to increase significantly quarter on quarter on account of lower average grades from the stockpiled Songvang ore.

Discontinued Operations

Venezuela

Choco 10

		December 2007	September 2007
Gold produced	- 000'ozs	**18.1**	15.7
Yield	- g/t	**1.6**	1.2
Total cash costs	- US$/oz	**830**	684

At Choco 10 results for the December quarter are up until the end of November, the effective date of sale. Gold produced increased from 15,700 ounces to 18,100 ounces as a result of an increase in yield to 1.6 grams per ton, compared with 1.2 grams per ton in the September quarter.

Operating costs including gold-in-process increased from R86 million (US$12 million) to R114 million (US$17 million) and cash costs increased from US$684 per ounce to US$830 per ounce.

Operating profit increased from R15 million (US$2 million) to R85 million (US$12 million) and capital expenditure amounted to R30 million (US$5 million) compared with R40 million (US$6 million) in the September quarter.

Quarter ended 31 December 2007 compared with quarter ended 31 December 2006

Group attributable gold production decreased from 993,000 ounces for the quarter ended December 2006 to 960,000 ounces in the December 2007 quarter.

At the South African operations gold production increased from 654,000 to 657,000 ounces. Kloof's production was similar at 231,000 ounces. Driefontein's production decreased from 247,300 ounces to 239,600 ounces and Beatrix from 149,500 ounces to 118,900 ounces. This shortfall was offset by the increase at South Deep from 26,900 ounces to 67,600 ounces as the December quarter 2006 only includes one month's production as control was acquired on 1 December 2006.

At the international operations total gold production decreased from 408,000 ounces in December quarter 2006 to 362,000 ounces in December quarter 2007. In Ghana, Tarkwa's gold production decreased from 178,800 ounces to 158,300 due to a reduction in high grade ore tonnages. At Damang, gold production decreased from 51,600 ounces to 44,200 ounces due to an increase in ore from the low grade stockpile due to a reduction in available high grade ore. In Australia, St Ives' gold production decreased from 124,600 ounces to 110,000 ounces due to lower grades partly offset by increased tonnages. At Agnew, gold produced decreased from 53,000 ounces to 49,200 ounces due to lower volumes mined from the high grade Kim mine.

Revenue increased by 14 per cent in rand terms from R4,753 million (US$644 million) to R5,430 million (US$801 million). The higher average gold price of R170,488 per kilogram (US$784 per ounce) compared with R144,519 per kilogram (US$609 per ounce) achieved in 2006 more than offset the lower production. The rand/US dollar strengthened 8 per cent from R/US$7.38 to R/US$6.76 quarter on quarter.

Operating costs, including gold-in-process movements, increased from R2,807 million (US$380 million) to R3,392 million (US$501 million), an increase of R585 million (US$121 million) or 21 per cent. This increase was mainly due to the acquisition of control of South Deep on 1 December 2006, which added R229 million (US$34 million) to costs in the December quarter 2007. Excluding South Deep the increase was 13 per cent. The majority of the balance of the increase was due to above inflation wage increases in South Africa, significant price increases of important inputs - namely fuel, steel and cyanide to mention but a few at all the operations, increased power costs in Ghana and increased maintenance costs on the owner mining fleet at Tarkwa. Costs were also higher as a result of the increased royalty at St Ives. Total cash costs for the Group in rand terms, increased 22 per cent from R83,334 per kilogram (US$351 per ounce) to R101,532 per kilogram (US$467 per ounce).

At the South African operations, operating costs increased by 23 per cent from R1,773 million in the quarter ended December 2006 to R2,174 million in the quarter ended December 2007. The increase excluding South Deep was 10 per cent, and was due to the above inflation wage increases effective from 1 July 2007, and the increase in certain input costs such as steel and food, partially offset by the cost saving initiatives implemented over the year. Total cash costs increased 21 per cent from R83,952 per kilogram to R101,170 per kilogram due to the inclusion of South Deep, which averaged R147,719 per kilogram in the December quarter 2007, as well as the cost increases and the lower production at the other South African operations. Excluding South Deep, total cash costs increased from

R82,213 per kilogram to R95,826 per kilogram an increase of 17 per cent.

At the international operations total cash costs increased by 30 per cent from US$347 per ounce to US$470 per ounce, mainly due to higher power costs in Ghana due to tariff increases, increased maintenance costs of the mining fleet at Tarkwa, and the combined effect of higher stripping ratios and lower grades, together with the increased cost of inputs driven by the commodities boom. This was exacerbated by the 13 per cent decrease in gold output from the international operations.

Operating profit increased from R1,946 million (US$264 million) to R2,037 million (US$300 million), with the benefit of the higher gold price offset by the lower production and the increase in costs.

After accounting for taxation, sundry items and the gain on the sale of Essakane and the Venezuela assets in the December 2007 quarter, the net earnings increased from R767 million (US$104 million) in the December 2006 quarter to R1,938 million (US$281 million) for the December quarter 2007.

Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations increased from R579 million (US$78 million) in December quarter 2006 to R603 million (US$88 million) in the December quarter 2007.

Capital and development projects
Cerro Corona
During the quarter, the project, regrettably, sustained a fatality on 21 December when a contractor attempted to dislodge a bound cable being used to pull conductor wiring between towers on the 220kV transmission line between Cajamarca Norte and Cerro Corona substations. Until that date, the project had expended 11.9 million man-hours since October 2005 with no Lost Time Injuries (LTI's).

Environmental permitting activities continued during the period including EIA submittals for concentrate transport at the Port of Salaverry and a general revision to account for engineering and field changes. Processes to approve these permits are in hand to avoid this affecting project start up.

Community relations remained relatively calm and stable; however, on-going monitoring of the area of influence as well as external areas due to increasing national protests against mining remains a priority. As previously advised the greatest community risk will be encountered as the level of employment in construction activities declines when construction activities ramp down through the middle of this year. Specific attention has been given to preparation and execution of a strategic plan to mitigate impacts for the decline of labour opportunities as the project moves into operation. Although communities understand this transition, the goal is to develop other livelihoods based upon GFLC's economic development programmes. At the end of the quarter, following extensive negotiations with a local community, an alternate access road around the project area was opened allowing the closure of an existing community foot path thereby securing the entire project site perimeter and allowing activities in the tailings management facility (TMF) to be undertaken more safely and with greater efficiency.

Mining activities remain focused on generating construction materials for various site structures, in particular the tailing dam, haul roads and run of mine stockpile. The mining fleet continued working in three rock quarries within the project boundary as well as the Cerro Corona surface mine. A total of 3.40 million tons were mined in these three quarries during the December quarter while 1.09 million tons were excavated from the Cerro Corona surface mine in the same period (69 per cent overburden, 21 per cent oxide ore, and 10 per cent sulphide ore). Unit mining cost performance, at US$1.72 per ton, was in line with expectations. Mining activities are not on the project critical path.

During December 2007, the Company announced an increase in the forecast construction capital cost to US$421 million and extension of the completion date, to the middle of the fourth quarter of financial 2008. The delay and cost increase was attributed primarily to complications in the TMF embankment construction (generation and

placement of construction materials) and poor progress on final erection of the concentrator.

Subsequent to that announcement, and despite the impact of the year-end holidays, good progress has been made in resolving these issues.

On the construction front, certain construction contracts and work programs were restructured and re-resourced. So far progress against this program has been satisfactory. This program delivers mechanical, electrical and instrumentation completion of the plant in April, allowing in excess of a month for cold commissioning activities before the expected hot commissioning with the introduction of ore into the process plant in May. At present the area of greatest focus is completion of the flotation circuit, where considerable resources are being deployed.

Beyond this, several major milestones were achieved during the quarter, primarily completion of structural concrete and steel erection, initiation of process piping, completion of process reagent and water tankage as well as concentrate handling facilities. Major electrical equipment was set and termination of cabling runs begun. Several areas were subjected to punch listing in anticipation of mechanical turnover, to commence cold commissioning in certain areas. Tower erection for the 220kV power line was completed while conductor was pulled over half the line length. Work in two main substations was also significantly advanced. Engineering is now complete, save for field changes. Procurement is complete and expediting of a short list of equipment is underway. No items have been identified that would affect start-up at this stage.

In respect of construction of the TMF embankment, good progress was made in resolving the difficulties in mining and production (through crushing and screening) of acceptable quality construction materials for the two filters zones. Progress has been sufficient that stockpiles of these materials are now being generated and the critical path on this construction, and the limit to rate of vertical rise of this embankment, has now moved to placement of the clay in the impermeable zone in the embankment. With new sources of clay opened up during the quarter, the critical step is now placement of this material to the strict construction standards. Current placement rates of this have reached 4,200 BCMs per week, with some 57,000 BCMs still required to complete the first stage of this embankment, indicating a further 14 weeks of construction. However rates to date have been limited by rain but placement activities and supervision are being modified to reduce the impact of this given a further 3 to 4 months of the rainy season are expected.

In respect of the overall schedule, the completion of the process plant remains the critical path, but remains on track to achieve the plant start up in May 2008. While construction activities of the TMF embankment to reach a height, to impound 500,000 cubic metres of water is essential before the end of the rainy season, this aspect is not expected to affect start up, but is required to support the operation through the dry season from May to October. The Peruvian power regulator has imposed a short term limit to power draw by this project to 3Mw. The restriction is planned to be lifted in the March quarter and is not expected to affect start-up.

Capital expenditure on construction activities in the quarter was US$68 million. Total cumulative capital expenditure through the end of the quarter reached $330 million and cumulative construction commitments reached US$366 million. Capital construction cost at completion is still forecast at US$421 million.

In addition to construction completion and commissioning, a key priority for the March quarter is to ensure the transition from the project to operations stage. The process has already been started, with a dedicated team and a detailed plan already under implementation.

Exploration and corporate development
Gold Fields completed the sale of its 60 per cent stake in the Essakane project in Burkina Faso. Refer the Corporate section below for more detail.

At the 25 per cent owned Sankarani project in south-western Mali, operated by partner Glencor Mining plc (AIM: "GEX"), an exploration programme including litho-geochemical sampling by means of air core drilling, an airborne geophysical survey and over 19,000 metres of RAB drilling has been planned which, upon completion, should bring Gold Fields' share in the project to 51 per cent. At the 80 per cent owned Kisenge project in the southern DRC, the third phase of drilling was initiated at the Kajimba, Mpokoto, Lungenda and Katompe targets. A ground magnetic and induced polarisation survey was completed at Kajimba and Mpokoto, with additional geophysical work performed on other parts of the tenements.

In Kyrgyzstan, where Gold Fields has an option to joint venture the Talas project via its equity placement in Lero Gold Corp (TSX-V: "LER"), 5,000 metres of drilling and 90 kilometres of induced polarisation geophysics at the Taldybulak Central, Tokhtanysai and Korgontash Cu-Au porphyry and skarn targets were completed. In Slovakia where Gold Fields has a right of first refusal to joint venture the Biely Vrch project through our equity holdings in EMED Mining Public Limited (AIM: "EMED"), in-fill drilling was completed on the main prospect along with scout drilling on the Kralova prospect.

At the Central Victoria project in Australia, the aircore and diamond drilling programme was completed and results are currently being compiled and interpreted. At the Gobondery joint venture in New South Wales where Gold Fields is earning an 80 per cent stake, two "blind" porphyry targets were identified and diamond drilling commenced to assess their potential. In South Australia at the Delamarian project, an exploration joint venture agreement was executed with Australian Zircon NL (ASX: "AZC") to farm-in to 80 per cent of the gold rights on the Pine Valley licenses which lie adjacent to our tenements. Aircore drilling continued on Gold Fields ground outside the joint venture license holdings for the quarter. In Central Queensland at the Mt Carton joint venture with Conquest Mining Limited (ASX: "CQT"), where Gold Fields is earning a 51 per cent stake in eight exploration tenements surrounding Conquest's Silver Hill discovery, diamond drilling has commenced on ground to the southeast and east of Silver Hill. Geophysical data, soil geochemistry samples and geological mapping was collected on surrounding parts of the joint venture ground and are ongoing.

In Venezuela, the exploration holdings in the El Callao District were sold along with the Choco 10 mine to Rusoro Mining Limited.

At the Dominican Republic joint venture where Gold Fields is earning a 60 per cent initial interest in a portfolio of properties with partner GoldQuest Mining Corp (TSX-V: "GQC"), scout drilling was completed at the Cerro Dorado target and is currently in progress at the Piedra Iman target. In Peru at the Consolidada de Hualgayoc joint venture with Compania de Minas Buenaventura SA (NYSE: "BVN"), underground drilling was completed at Cerro Jesus. In Central Chile at the joint venture with a private Chilean company (Gold Fields earning 70 per cent), field work commenced to assess several selected high sulphidation epithermal and porphyry targets.

In Australia, near-mine extensional drilling and brownfields exploration at Agnew and St Ives continued with promising drilling results being returned. Good progress was also made with the new Athena and Nelson's Fleet discoveries at St Ives. In Ghana, the main focus has been on drilling for mineral resource conversion at Rex Main and Bonsa North located on the Damang Tenements, and brownfields exploration at Rex South and four other near-site prospects.

Corporate
Award in Socially Responsible Investment Index for 2007
On 27 November 2007 the JSE's Socially Responsible Investment (SRI) Index, which assesses the environmental, social and economic sustainability practices and corporate governance of listed companies, announced Gold Fields as one of the Best Performers of 2007.

Gold Fields is committed to the responsible stewardship of natural resources and the ecological environment for present and future generations, and aims to continually implement a comprehensive strategy to maximise positive environmental or socio-economic outcomes to ensure a long-term future.

Sale of Essakane project
On 27 November 2007 Gold Fields sold its 60 per cent stake in the Essakane project located in Burkina Faso, West Africa, to its partner in the project, Orezone Resources Inc. ("Orezone") (TSX:OZN).

Orezone paid Gold Fields US$150 million in cash and issued 41,666,667 common shares having an aggregate subscription price of US$49 million to Gold Fields wholly-owned subsidiary Gold Fields Essakane (BVI) Limited. Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2 per cent of Orezone's issued and outstanding common shares. Gold Fields acquired the common shares of Orezone as part of the proceeds of the sale of the Essakane project and has no present intention of acquiring ownership of, or control over, additional securities of Orezone.

Sale of Venezuelan assets
On 3 December 2007, the transaction announced on 12 October 2007, whereby Gold Fields has disposed of all its assets in Venezuela to Rusoro Mining Ltd. (Rusoro) (TSXV: RML) was successfully completed.

Gold Fields received US$180 million in cash and 140 million newly-issued Rusoro shares, which represent approximately 37 per cent of the outstanding shares of Rusoro.

Preference share funding
After the December cost close Gold Fields secured R1.2 billion 3-year and one-day, non-convertible, redeemable, preference share funding from FirstRand Bank Limited (acting through its Rand Merchant Bank division) at a maximum rate of 61 per cent of prime.

Final accounting for South Deep acquisition
The purchase price allocation of the South Deep acquisition has been finalised in accordance with IFRS 3. The provisional goodwill allocation, as disclosed in the annual report of R4.4 billion is unchanged.

Dividend
Given the current uncertainty regarding electricity supply and the potential impact on production, the Gold Fields Board felt that, notwithstanding the Company's dividend policy, it would not be prudent to declare an interim dividend.

Outlook
At the South African operations, subject to the availability of power, which at the time of writing is 80 per cent, production is likely to be about 20 to 25 per cent lower than the December quarter. This is due to various factors, the slow start up after the Chistmas break, the week long stoppage due to the power shortage in January, and production losses across all the South African operations due to continued power shortages. At the international operations production is forecast to increase marginally and costs will be slightly higher due to increases in power and diesel input costs.

Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the December 2007 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

I.D. Cockerill
Chief Executive Officer
31 January 2008

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand		Quarter			Six months to	
		December 2007	September 2007	December 2006	December 2007	December 2006
Revenue		5,429.7	5,018.2	4,753.1	10,447.9	9,411.7
Operating costs, net		3,392.4	3,301.9	2,806.9	6,694.3	5,486.8
- Operating costs		3,341.2	3,291.9	2,896.2	6,633.1	5,590.3
- Gold inventory change		51.2	10.0	(89.3)	61.2	(103.5)
Operating profit		**2,037.3**	1,716.3	1,946.2	**3,753.6**	3,924.9
Amortisation and depreciation		762.7	771.1	726.1	1,533.8	1,389.7
Net operating profit		1,274.6	945.2	1,220.1	2,219.8	2,535.2
Net interest paid		(92.2)	(95.1)	(36.5)	(187.3)	(28.8)
(Loss)/gain on foreign exchange		(5.1)	(12.3)	263.6	(17.4)	260.7
(Loss)/gain on financial instruments		(187.6)	8.9	(19.2)	(178.7)	(28.6)
Other		(10.2)	(11.3)	(55.7)	(21.5)	(81.6)
Exploration		(78.7)	(84.6)	(59.7)	(163.3)	(124.4)
Profit before tax and exceptional items		900.8	750.8	1,312.6	1,651.6	2,532.5
Exceptional gain		1,416.6	29.3	7.8	1,445.9	16.5
Profit before taxation		2,317.4	780.1	1,320.4	3,097.5	2,549.0
Mining and income taxation		418.4	289.1	464.6	707.5	916.1
- Normal taxation		284.5	223.8	247.4	508.3	485.0
- Deferred taxation		133.9	65.3	217.2	199.2	431.1
Net profit from continued operations		1,899.0	491.0	855.8	2,390.0	1,632.9
Income from discontinued operations		45.2	(8.2)	(14.9)	37.0	(31.5)
Profit on sale of Venezuelan assets		74.2	-	-	74.2	-
Net profit		2,018.4	482.8	840.9	2,501.2	1,601.4
Attributable to:						
- Ordinary shareholders		1,938.0	428.6	766.8	2,366.6	1,464.6
- Minority shareholders		80.4	54.2	74.1	134.6	136.8
Exceptional items:						
Profit on sale of investments		1,414.7	-	4.7	1,414.7	5.1
Profit on sale of assets		1.9	29.3	2.8	31.2	11.1
Impairment of assets		-	-	0.3	-	0.3
Total exceptional items		1,416.6	29.3	7.8	1,445.9	16.5
Taxation		(8.3)	(11.2)	(2.7)	(19.5)	(5.8)
Net exceptional items after tax and minorities		1,408.3	18.1	5.1	1,426.4	10.7
Net earnings		1,938.0	428.6	766.8	2,366.6	1,464.6
Net earnings per share (cents)		297	66	148	363	289
Diluted earnings per share (cents)		277	62	147	339	288
Headline earnings		455.5	410.5	761.7	866.0	1,453.9
Headline earnings per share (cents)		70	63	147	133	287
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations		602.9	407.7	578.5	1,010.6	1,296.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations (cents)		93	62	112	155	256
Gold sold – managed	kg	31,848	32,306	32,889	64,154	65,668
Gold price received	R/kg	170,488	155,333	144,519	162,857	143,322
Total cash costs	R/kg	101,532	98,465	83,334	99,988	81,400

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter			Six months to	
		December 2007	September 2007	December 2006	December 2007	December 2006
Revenue		800.8	706.8	644.1	1,507.6	1,300.0
Operating costs, net		500.9	465.1	380.3	966.0	757.8
- Operating costs		493.5	463.7	392.4	957.2	772.1
- Gold inventory change		7.4	1.4	(12.1)	8.8	(14.3)
Operating profit		299.9	241.7	263.8	541.6	542.2
Amortisation and depreciation		112.7	108.6	98.4	221.3	191.9
Net operating profit		187.2	133.1	165.4	320.3	350.3
Net interest paid		(13.6)	(13.4)	(4.9)	(27.0)	(4.0)
(Loss)/gain on foreign exchange		(0.8)	(1.7)	35.7	(2.5)	36.0
(Loss)/gain on financial instruments		(27.1)	1.3	(2.6)	(25.8)	(4.0)
Other		(1.5)	(1.6)	(7.5)	(3.1)	(11.3)
Exploration		(11.7)	(11.9)	(8.1)	(23.6)	(17.2)
Profit before tax and exceptional items		132.5	105.8	178.0	238.3	349.8
Exceptional gain		204.5	4.1	1.1	208.6	2.3
Profit before taxation		337.0	109.9	179.1	446.9	352.1
Mining and income taxation		61.3	40.7	62.9	102.0	126.5
- Normal taxation		41.8	31.5	33.5	73.3	67.0
- Deferred taxation		19.5	9.2	29.4	28.7	59.5
Net profit from continued operations		275.7	69.2	116.2	344.9	225.6
Income from discontinued operations		6.5	(1.2)	(2.0)	5.3	(4.4)
Profit on sale of Venezuelan assets		10.7	-	-	10.7	-
Net profit		292.9	68.0	114.2	360.9	221.2
Attributable to:						
- Ordinary shareholders		281.1	60.4	104.2	341.5	202.3
- Minority shareholders		11.8	7.6	10.0	19.4	18.9
Exceptional items:						
Profit on sale of investments		204.1	-	0.6	204.1	0.7
Profit on sale of assets		0.4	4.1	0.4	4.5	1.5
Impairment of assets		-	-	0.1	-	0.1
Total exceptional items		204.5	4.1	1.1	208.6	2.3
Taxation		(1.2)	(1.6)	(0.4)	(2.8)	(0.8)
Net exceptional items after tax and minorities		203.3	2.5	0.7	205.8	1.5
Net earnings		281.1	60.4	104.2	341.5	202.3
Net earnings per share (cents)		43	9	20	52	40
Diluted earnings per share (cents)		40	9	20	49	38
Headline earnings		67.1	57.9	103.5	125.0	200.8
Headline earnings per share (cents)		10	9	20	19	40
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations		88.4	57.4	78.4	145.8	179.1
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations (cents)		13	9	16	22	35
South African rand/United States dollar conversion rate		6.76	7.10	7.38	6.93	7.24
South African rand/Australian dollar conversion rate		6.03	6.02	5.66	6.03	5.52
Gold sold – managed	ozs (000)	1,024	1,039	1,057	2,063	2,111
Gold price received	$/oz	784	680	609	731	616
Total cash costs	$/oz	467	431	351	449	350

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	December 2007	June 2007	December 2007	June 2007
Property, plant and equipment	39,686.7	37,312.8	5,669.5	5,218.6
Goodwill	4,458.9	4,458.9	637.0	623.6
Non-current assets	656.7	627.7	93.8	87.8
Investments	4,195.3	2,272.4	599.3	317.8
Discontinued operations	-	3,352.3	-	468.9
Current assets	4,768.1	5,877.0	681.2	822.0
- Other current assets	3,447.5	3,566.9	492.5	498.9
- Cash and deposits	1,320.6	2,310.1	188.7	323.1
Total assets	**53,765.7**	53,901.1	**7,680.8**	7,538.7
Shareholders' equity	37,884.6	37,106.3	5,412.1	5,189.7
Deferred taxation	4,835.2	4,651.4	690.7	650.5
Long-term loans	6,037.5	6,170.5	862.5	863.0
Environmental rehabilitation provisions	1,418.7	1,380.5	202.7	193.1
Post-retirement health care provisions	20.9	21.0	3.0	2.9
Current liabilities	3,568.8	4,571.4	509.8	639.5
- Other current liabilities	3,194.1	3,852.8	456.3	539.0
- Current portion of long-term loans	374.7	718.6	53.5	100.5
Total equity and liabilities	**53,765.7**	53,901.1	**7,680.8**	7,538.7
South African rand/US dollar conversion rate			7.00	7.15
South African rand/Australian dollar conversion rate			6.09	6.06

Condensed changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	December 2007	December 2006	December 2007	December 2006
Balance at the beginning of the financial year	37,106.3	19,851.5	5,189.7	2,671.8
Issue of share capital	0.2	28.4	-	4.1
Increase in share premium	20.8	7,164.5	3.0	1,026.4
Mark to market valuation of listed investments	(30.5)	156.2	(4.4)	22.4
Dividends paid	(619.9)	(545.4)	(89.4)	(78.1)
Increase in share-based payment reserve	50.6	38.1	7.3	5.5
Profit attributable to ordinary shareholders	2,366.6	1,464.6	341.5	202.3
Profit attributable to minority shareholders	134.6	136.8	19.4	18.9
Decrease in minority interests	(457.6)	(121.4)	(66.0)	(13.0)
Loss on transacting with minorities	(74.0)	-	(10.7)	-
Currency translation adjustment and other	(158.4)	(409.0)	87.2	117.4
Reserves released on sale of Venezuelan assets	(454.1)	-	(65.5)	-
Balance as at the end of December	**37,884.6**	27,764.3	**5,412.1**	3,977.7

Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand			United States Dollars		
	December 2007	September 2007	December 2006	December 2007	September 2007	December 2006
Net earnings	**1,938.0**	428.6	766.8	**281.1**	60.4	104.2
Profit on sale of investments	(1,414.7)	-	(4.7)	(204.1)	-	(0.6)
Loss on sale of assets	(1.9)	(29.3)	(2.8)	(0.4)	(4.1)	(0.4)
Taxation effect of profit on sale of assets	8.3	11.2	2.7	1.2	1.6	0.4
Profit on sale of Venezuelan assets	(74.2)	-	-	(10.7)	-	-
Other after tax adjustments	-	-	(0.3)	-	-	(0.1)
Headline earnings	**455.5**	410.5	761.7	**67.1**	57.9	103.5
Headline earnings per share – cents	**70**	63	147	**10**	9	20
Based on headline earnings as given above divided by 652,412,191 for December 2007 (September 2007- 652,219,625 and December 2006 – 517,356,586) being the weighted average number of ordinary shares in issue.						

Cash flow statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Six months to	
	December 2007	September 2007	December 2006	December 2007	December 2006
Cash flows from operating activities	**1,147.8**	985.3	1,381.2	**2,133.1**	2,990.5
Profit before tax and exceptional items	**900.8**	750.8	1,312.6	**1,651.6**	2,532.5
Exceptional items	**1,416.6**	29.3	7.8	**1,445.9**	16.5
Amortisation and depreciation	**762.7**	771.1	726.1	**1,533.8**	1,389.7
Change in working capital	**(570.6)**	(223.8)	(320.9)	**(794.4)**	(311.0)
Taxation paid	**(129.7)**	(361.1)	(85.6)	**(490.8)**	(400.4)
Other non-cash items	**(1,352.1)**	12.7	(278.5)	**(1,339.4)**	(269.7)
Discontinued operations	**120.1**	6.3	19.7	**126.4**	32.9
Dividends paid	**-**	(619.9)	-	**(619.9)**	(555.9)
Ordinary shareholders	**-**	(619.9)	-	**(619.9)**	(545.4)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(10.5)
Cash flows from investing activities	**(222.2)**	(1,932.8)	(10,135.8)	**(2,155.0)**	(11,443.0)
Capital expenditure – additions	**(2,475.5)**	(1,927.9)	(1,338.0)	**(4,403.4)**	(2,510.0)
Capital expenditure – proceeds on disposal	**1.8**	30.8	2.9	**32.6**	14.0
Sale/(purchase) of subsidiaries	**1,042.1**	-	(8,676.8)	**1,042.1**	(8,676.8)
Purchase of investments	**(9.6)**	(2.4)	(77.5)	**(12.0)**	(198.9)
Proceeds on the disposal of investments	**32.5**	-	6.9	**32.5**	9.1
Environmental and post-retirement health care payments	**(6.5)**	(4.9)	(14.7)	**(11.4)**	(23.7)
Discontinued operations	**1,193.0**	(28.4)	(38.6)	**1,164.6**	(56.7)
Cash flows from financing activities	**(1,068.5)**	744.2	9,016.4	**(324.3)**	8,847.5
Loans received	**727.4**	908.6	9,057.9	**1,636.0**	9,057.9
Loans repaid	**(1,808.2)**	(173.0)	-	**(1,981.2)**	(155.6)
Minority shareholders loans repaid	**-**	-	(44.6)	**-**	(90.1)
Shares issued	**12.3**	8.6	3.1	**20.9**	35.3
Net cash outflow	**(142.9)**	(823.2)	261.8	**(966.1)**	(160.9)
Translation adjustment	**(6.4)**	(17.0)	(73.2)	**(23.4)**	(44.1)
Cash at beginning of period	**1,469.9**	2,310.1	1,223.9	**2,310.1**	1,617.5
Cash at end of period	**1,320.6**	1,469.9	1,412.5	**1,320.6**	1,412.5

United States Dollars	Quarter			Six months to	
	December 2007	September 2007	December 2006	December 2007	December 2006
Cash flows from operating activities	**175.1**	131.1	189.8	**306.2**	416.5
Profit before tax and exceptional items	**132.5**	105.8	176.6	**238.3**	347.6
Exceptional items	**204.5**	4.1	1.1	**208.6**	2.3
Amortisation and depreciation	**112.7**	108.6	99.1	**221.3**	193.3
Change in working capital	**(83.1)**	(31.5)	(43.5)	**(114.6)**	(43.0)
Taxation paid	**(13.7)**	(58.6)	(11.6)	**(72.3)**	(51.7)
Other non-cash items	**(195.1)**	1.8	(37.7)	**(193.3)**	(37.3)
Discontinued operations	**17.3**	0.9	5.8	**18.2**	5.3
Dividends paid	**-**	(88.6)	-	**(88.6)**	(78.3)
Ordinary shareholders	**-**	(88.6)	-	**(88.6)**	(76.8)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(1.5)
Cash flows from investing activities	**(38.6)**	(272.2)	(1,396.4)	**(310.8)**	(1,580.5)
Capital expenditure – additions	**(363.9)**	(271.5)	(181.3)	**(635.4)**	(346.7)
Capital expenditure – proceeds on disposal	**0.4**	4.3	0.4	**4.7**	1.9
Sale/(purchase) of subsidiaries	**150.4**	-	(1,198.5)	**150.4**	(1,198.5)
Purchase of investments	**(1.4)**	(0.3)	(10.5)	**(1.7)**	(27.5)
Proceeds on the disposal of investments	**4.7**	-	0.9	**4.7**	1.3
Environmental and post-retirement health care payments	**(0.9)**	(0.7)	(2.0)	**(1.6)**	(3.3)
Discontinued operations	**172.1**	(4.0)	(5.4)	**168.1**	(7.7)
Cash flows from financing activities	**(151.6)**	104.8	1,261.4	**(46.8)**	1,237.6
Loans received	**108.1**	128.0	1,265.7	**236.1**	1,265.7
Loans repaid	**(261.5)**	(24.4)	0.4	**(285.9)**	(21.5)
Minority shareholders loans repaid	**-**	-	(5.1)	**-**	(11.5)
Shares issued	**1.8**	1.2	0.4	**3.0**	4.9
Net cash outflow	**(15.1)**	(124.9)	54.8	**(140.0)**	(4.7)
Translation adjustment	**(6.2)**	11.8	(13.4)	**5.6**	(10.6)
Cash at beginning of period	**210.0**	323.1	161.0	**323.1**	217.7
Cash at end of period	**188.7**	210.0	202.4	**188.7**	202.4

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments - those remaining are described in the schedule.

Position at end of December 2007

US Dollars / Rand forward purchases

As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement on 6 August 2007. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007.

On 6 November 2007 the forward cover was extended to 6 December 2007 at an average rate of R6.6315, based on a spot of R6.6000. On 6 December 2007 a partial repayment of US$60.8 million was made against the loan and subsequently the balance of US$490 million forward cover was extended to 6 March 2008 at a rate of R6.9118, based on a spot rate of R6.8000. For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest.

Year ended 30 June		**2008**
Forward purchases:		
Amount (US dollars)	- 000's	490,000
Average rate	- ZAR/US$	6.9118

At the end of December 2007 the mark to market value of the US$490.0 million forward cover was positive by R86.7 million (US$12.4 million). The quarter on quarter mark to market movement was positive R68.5 million of which R11.7 million was offset against the R11.7 million foreign exchange loss on the revaluation of the underlying loan being hedged. The balance of R56.8 million represents the forward cover cost which has been included in interest paid in the income statement.

On 27 July 2007 US dollars/ rand forward cover of US$40 million was purchased to hedge future investments in Orogen, a 100% owned subsidiary, with maturity on 30 October 2007. On 30 October 2007 the forward cover was extended to 30 November 2007 at a rate of R6.5399, based on a spot rate of R6.5091. On 30 November 2007 the forward cover was extended to 31 January 2008 at a rate of R7.0743, based on a spot of R7.0000. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.

Year ended 30 June		**2008**
Forward purchases:		
Amount (US dollars)	- 000's	40,000
Average rate	- ZAR/US$	7.0743

At the end of December 2007 the mark to market value of the US$40 million was negative by R1.1 million (US$0.2 million).

On 4 October 2007 US dollars/ rand forward cover of US$50 million was purchased to hedge future investments in Orogen, a 100% owned subsidiary. The forward cover rate is R6.9949, based on a spot rate of R6.9474, with maturity on 21 November 2007. On 21 November 2007 the forward cover was extended to 22 January 2008 at a rate of R6.7900, based on a spot rate of R6.7200. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.

Year ended 30 June		**2008**
Forward purchases:		
Amount (US dollars)	- 000's	50,000
Average rate	- ZAR/US$	6.7900

At the end of December 2007 the mark to market value of the US$50 million was negative by R12.7 million (US$1.8 million).

Diesel Hedge

On 28 June 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre. The mark to market value at the end of September 2007 was positive by US$0.1 million. On 20 August 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a further three month Asian style option in respect of 15 million litres of diesel, starting 1 October 2007. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike rate of US$0.5572 per litre. The mark to market value at the end of December 2007 was positive by US$0.6million.

Amended Mvela Subscription and Exchange Agreement Election

Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into a Subscription and Exchange Agreement on 17 November 2004 to provide that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in GFIMSA for Gold Fields' shares. The mark to market valuation of this floor and cap derivative was a negative of R135 million at the end of the quarter. (September quarter was R32 million positive).

Total cash costs
Gold Industry Standards Basis

Figures are in millions unless otherwise stated

| | | Total Mine Operations | South African Operations | | | | | International Operations | | | | | Discontinued Operations[##] |
| | | | Total | Driefontein | Kloof | Beatrix | South Deep | Total | Ghana | | Australia [#] | | Venezuela |
									Tarkwa	Damang	St Ives	Agnew	Choco 10
Operating costs [(1)]	**December 2007**	**3,341.2**	**2,173.5**	**744.2**	**688.7**	**420.2**	**320.4**	**1,167.7**	**465.8**	**200.9**	**394.6**	**106.4**	**92.0**
	September 2007	3,291.9	2,114.0	723.5	660.6	415.5	314.4	1,177.9	454.2	171.8	402.5	149.4	99.3
	Financial year to date	6,633.1	4,287.5	1,467.7	1,349.3	835.7	634.8	2,345.6	920.0	372.7	797.1	255.8	191.3
Gold-in-process and	**December 2007**	**5.7**	-	-	-	-	-	**5.7**	(9.4)	(17.6)	0.3	32.4	**22.1**
inventory change*	September 2007	(3.3)	-	-	-	-	-	(3.3)	(2.1)	(16.6)	8.1	7.3	(13.5)
	Financial year to date	2.4	-	-	-	-	-	2.4	(11.5)	(34.2)	8.4	39.7	8.6
Less:	**December 2007**	**14.8**	**10.7**	**4.4**	**3.3**	**2.3**	**0.7**	**4.1**	**1.1**	-	**2.4**	**0.6**	-
Rehabilitation costs	September 2007	14.5	10.5	4.4	3.3	2.1	0.7	4.0	1.2	-	2.2	0.6	-
	Financial year to date	29.3	21.2	8.8	6.6	4.4	1.4	8.1	2.3	-	4.6	1.2	-
Production taxes	**December 2007**	**10.4**	**10.4**	**4.2**	**2.7**	**2.1**	**1.4**	-	-	-	-	-	-
	September 2007	9.0	9.0	2.9	2.7	1.9	1.5	-	-	-	-	-	-
	Financial year to date	19.4	19.4	7.1	5.4	4.0	2.9	-	-	-	-	-	-
General and admin	**December 2007**	**144.3**	**95.7**	**36.5**	**31.9**	**18.4**	**8.9**	**48.6**	**26.7**	**3.8**	**13.3**	**4.8**	**9.2**
	September 2007	130.2	83.2	30.3	25.9	19.0	8.0	47.0	22.6	4.3	14.6	5.5	20.8
	Financial year to date	274.5	178.9	66.8	57.8	37.4	16.9	95.6	49.3	8.1	27.9	10.3	30.0
Exploration costs	**December 2007**	**9.4**	-	-	-	-	-	**9.4**		**2.0**	**6.8**	**0.6**	-
	September 2007	9.1	-	-	-	-	-	9.1		2.8	5.6	0.7	-
	Financial year to date	18.5	-	-	-	-	-	18.5		4.8	12.4	1.3	-
Cash operating costs	**December 2007**	**3,168.0**	**2,056.7**	**699.1**	**650.8**	**397.4**	**309.4**	**1,111.3**	**428.6**	**177.5**	**372.4**	**132.8**	**104.9**
	September 2007	3,125.8	2,011.3	685.9	628.7	392.5	304.2	1,114.5	428.3	148.1	388.2	149.9	65.0
	Financial year to date	6,293.8	4,068.0	1,385.0	1,279.5	789.9	613.9	2,225.8	856.9	325.6	760.6	282.7	169.9
Plus:	**December 2007**	**10.4**	**10.4**	**4.2**	**2.7**	**2.1**	**1.4**	-	-	-	-	-	-
Production taxes	September 2007	9.0	9.0	2.9	2.7	1.9	1.5	-	-	-	-	-	-
	Financial year to date	19.4	19.4	7.1	5.4	4.0	2.9	-	-	-	-	-	-
Royalties	**December 2007**	**55.2**	-	-	-	-	-	**55.2**	**26.1**	**7.4**	**15.1**	**6.6**	**3.4**
	September 2007	46.2	-	-	-	-	-	46.2	21.6	6.4	12.4	5.8	2.6
	Financial year to date	101.4	-	-	-	-	-	101.4	47.7	13.8	27.5	12.4	6.0
TOTAL CASH COSTS[(2)]	**December 2007**	**3,233.6**	**2,067.1**	**703.3**	**653.5**	**399.5**	**310.8**	**1,166.5**	**454.7**	**184.9**	**387.5**	**139.4**	**108.3**
	September 2007	3,181.0	2,020.3	688.8	631.4	394.4	305.7	1,160.7	449.9	154.5	400.6	155.7	67.6
	Financial year to date	6,414.6	4,087.4	1,392.1	1,284.9	793.9	616.5	2,327.2	904.6	339.4	788.1	295.1	175.9
Plus:	**December 2007**	**775.1**	**462.6**	**141.0**	**160.4**	**76.0**	**85.2**	**312.5**	**72.7**	**20.3**	**219.5**		**5.6**
Amortisation*	September 2007	749.4	436.5	144.9	159.1	63.9	68.6	312.9	74.7	14.1	224.1		9.2
	Financial year to date	1,524.5	899.1	285.9	319.5	139.9	153.8	625.4	147.4	34.4	443.6		14.8
Rehabilitation	**December 2007**	**14.8**	**10.7**	**4.4**	**3.3**	**2.3**	**0.7**	**4.1**	**1.1**	-	**3.0**		-
	September 2007	14.5	10.5	4.4	3.3	2.1	0.7	4.0	1.2	-	2.8		-
	Financial year to date	29.3	21.2	8.8	6.6	4.4	1.4	8.1	2.3	-	5.8		-
TOTAL PRODUCTION COSTS[(3)]	**December 2007**	**4,023.5**	**2,540.4**	**848.7**	**817.2**	**477.8**	**396.7**	**1,483.1**	**528.5**	**205.2**	**749.4**		**113.9**
	September 2007	3,944.9	2,467.3	838.1	793.8	460.4	375.0	1,477.6	525.8	168.6	783.2		76.8
	Financial year to date	7,968.4	5,007.7	1,686.8	1,611.0	938.2	771.7	2,960.7	1,054.3	373.8	1,532.6		190.7
Gold sold	**December 2007**	**1,023.9**	**656.9**	**239.6**	**230.8**	**118.9**	**67.6**	**367.0**	**162.7**	**45.2**	**110.0**	**49.2**	**19.3**
- thousand ounces	September 2007	1,038.7	689.2	260.4	235.3	119.2	74.3	349.5	149.6	46.5	102.4	51.0	13.9
	Financial year to date	2,062.6	1,346.1	499.9	466.1	238.1	142.0	716.5	312.3	91.7	212.4	100.1	33.2
TOTAL CASH COSTS	**December 2007**	**467**	**465**	**434**	**419**	**497**	**680**	**470**	**413**	**605**	**521**	**419**	**830**
- US$/oz	September 2007	431	413	373	378	466	579	468	423	468	551	430	684
	Financial year to date	449	438	402	398	481	627	469	418	534	536	425	764
TOTAL CASH COSTS	**December 2007**	**101,532**	**101,170**	**94,390**	**91,029**	**108,031**	**147,719**	**102,181**	**89,844**	**131,508**	**113,304**	**91,171**	**180,500**
- R/kg	September 2007	98,465	94,248	85,058	86,269	106,393	132,223	106,780	96,670	106,920	125,777	98,172	156,120
	Financial year to date	99,988	97,626	89,530	88,626	107,211	139,606	104,424	93,114	119,046	119,319	94,735	170,281
TOTAL PRODUCTION COSTS	**December 2007**	**581**	**572**	**524**	**524**	**594**	**868**	**598**	**480**	**672**	**697**		**873**
- US$/oz	September 2007	535	504	453	475	544	711	595	495	511	719		777
	Financial year to date	557	537	487	499	569	784	596	487	588	708		828

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

[(1)] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[(2)] Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[(3)] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

\## Discontinued operations are excluded from Total International and Total Mine Operations.

Average exchange rates are US$1 = R6.76 and US$1 = R7.10 for the December 2007 and September 2007 quarters respectively.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**December 2007**	**12,630**	**3,767**	**1,478**	**1,008**	**868**	**413**
	September 2007	12,350	3,922	1,532	994	913	483
	Financial year to date	24,980	7,689	3,010	2,002	1,781	896
Yield (grams per ton)	**December 2007**	**2.5**	**5.4**	**5.0**	**7.1**	**4.3**	**5.1**
	September 2007	2.6	5.5	5.3	7.4	4.1	4.8
	Financial year to date	2.6	5.4	5.2	7.2	4.2	4.9
Gold produced (kilograms)	**December 2007**	**31,682**	**20,432**	**7,451**	**7,179**	**3,698**	**2,104**
	September 2007	32,472	21,436	8,098	7,319	3,707	2,312
	Financial year to date	64,154	41,868	15,549	14,498	7,405	4,416
Gold sold (kilograms)	**December 2007**	**31,848**	**20,432**	**7,451**	**7,179**	**3,698**	**2,104**
	September 2007	32,306	21,436	8,098	7,319	3,707	2,312
	Financial year to date	64,154	41,868	15,549	14,498	7,405	4,416
Gold price received (Rand per kilogram)	**December 2007**	**170,488**	**169,846**	**170,031**	**169,508**	**170,254**	**169,629**
	September 2007	155,333	154,926	154,334	154,926	155,975	155,320
	Financial year to date	162,857	162,207	161,856	162,147	163,106	162,138
Total cash costs (Rand per kilogram)	**December 2007**	**101,532**	**101,170**	**94,390**	**91,029**	**108,031**	**147,719**
	September 2007	98,465	94,248	85,058	86,269	106,393	132,223
	Financial year to date	99,988	97,626	89,530	88,626	107,211	139,606
Total production costs (Rand per kilogram)	**December 2007**	**126,361**	**124,384**	**113,904**	**113,832**	**129,205**	**188,546**
	September 2007	122,110	115,101	103,495	108,457	124,197	162,197
	Financial year to date	124,207	119,607	108,483	111,119	126,698	174,751
Operating costs (Rand per ton)	**December 2007**	**265**	**577**	**504**	**683**	**484**	**776**
	September 2007	267	539	472	665	455	651
	Financial year to date	266	558	488	674	469	708
Financial Results (Rand million)							
Revenue	**December 2007**	**5,429.7**	**3,470.3**	**1,266.9**	**1,216.9**	**629.6**	**356.9**
	September 2007	5,018.2	3,321.0	1,249.8	1,133.9	578.2	359.1
	Financial year to date	10,447.9	6,791.3	2,516.7	2,350.8	1,207.8	716.0
Operating costs, net	**December 2007**	**3,392.4**	**2,173.5**	**744.2**	**688.7**	**420.2**	**320.4**
	September 2007	3,301.9	2,114.0	723.5	660.6	415.5	314.4
	Financial year to date	6,694.3	4,287.5	1,467.7	1,349.3	835.7	634.8
- Operating costs	**December 2007**	**3,341.2**	**2,173.5**	**744.2**	**688.7**	**420.2**	**320.4**
	September 2007	3,291.9	2,114.0	723.5	660.6	415.5	314.4
	Financial year to date	6,633.1	4,287.5	1,467.7	1,349.3	835.7	634.8
- Gold inventory change	**December 2007**	**51.2**	**-**	**-**	**-**	**-**	**-**
	September 2007	10.0	-	-	-	-	-
	Financial year to date	61.2	-	-	-	-	-
Operating profit	**December 2007**	**2,037.3**	**1,296.8**	**522.7**	**528.2**	**209.4**	**36.5**
	September 2007	1,716.3	1,207.0	526.3	473.3	162.7	44.7
	Financial year to date	3,753.6	2,503.8	1,049.0	1,001.5	372.1	81.2
Amortisation of mining assets	**December 2007**	**729.6**	**462.6**	**141.0**	**160.4**	**76.0**	**85.2**
	September 2007	736.1	436.5	144.9	159.1	63.9	68.6
	Financial year to date	1,465.7	899.1	285.9	319.5	139.9	153.8
Net operating profit	**December 2007**	**1,307.7**	**834.2**	**381.7**	**367.8**	**133.4**	**(48.7)**
	September 2007	980.2	770.5	381.4	314.2	98.8	(23.9)
	Financial year to date	2,287.9	1,604.7	763.1	682.0	232.2	(72.6)
Other income/(expense)	**December 2007**	**1.0**	**(35.9)**	**(17.5)**	**(9.6)**	**(7.7)**	**(1.1)**
	September 2007	(28.1)	(53.3)	(19.6)	(11.5)	(11.0)	(11.2)
	Financial year to date	(27.1)	(89.2)	(37.1)	(21.1)	(18.7)	(12.3)
Profit before taxation	**December 2007**	**1,308.7**	**798.3**	**364.2**	**358.2**	**125.7**	**(49.8)**
	September 2007	952.1	717.2	361.8	302.7	87.8	(35.1)
	Financial year to date	2,260.8	1,515.5	726.0	660.9	213.5	(84.9)
Mining and income taxation	**December 2007**	**439.2**	**281.2**	**127.1**	**126.1**	**47.6**	**(19.6)**
	September 2007	335.5	265.1	139.4	104.0	33.1	(11.4)
	Financial year to date	774.7	546.3	266.5	230.1	80.7	(31.0)
- Normal taxation	**December 2007**	**259.7**	**174.7**	**87.1**	**87.3**	**0.3**	**-**
	September 2007	218.9	157.5	97.6	59.6	0.3	-
	Financial year to date	478.6	332.2	184.7	146.9	0.6	-
- Deferred taxation	**December 2007**	**179.5**	**106.5**	**40.0**	**38.8**	**47.3**	**(19.6)**
	September 2007	116.6	107.6	41.8	44.4	32.8	(11.4)
	Financial year to date	296.1	214.1	81.8	83.2	80.1	(31.0)
Profit before exceptional items	**December 2007**	**869.5**	**517.1**	**237.1**	**232.1**	**78.1**	**(30.2)**
	September 2007	616.6	452.1	222.4	198.7	54.7	(23.7)
	Financial year to date	1,486.1	969.2	459.5	430.8	132.8	(53.9)
Exceptional items	**December 2007**	**1.9**	**1.9**	**-**	**0.5**	**0.5**	**0.9**
	September 2007	29.3	29.1	21.7	0.4	0.3	6.7
	Financial year to date	31.2	31.0	21.7	0.9	0.8	7.6
Net profit	**December 2007**	**871.4**	**519.0**	**237.1**	**232.6**	**78.6**	**(29.3)**
	September 2007	645.9	481.2	244.1	199.1	55.0	(17.0)
	Financial year to date	1,517.3	1,000.2	481.2	431.7	133.6	(46.3)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2007**	**858.6**	**517.9**	**237.1**	**232.3**	**78.3**	**(29.3)**
	September 2007	636.8	469.9	230.6	198.9	54.8	(14.4)
	Financial year to date	1,495.4	987.8	467.7	431.2	133.1	(44.2)
Capital expenditure	**December 2007**	**1,435.4**	**838.5**	**267.3**	**225.8**	**141.7**	**203.7**
	September 2007	1,287.9	739.8	219.3	217.5	133.8	169.2
	Financial year to date	2,723.3	1,578.3	486.6	443.3	275.5	372.9
	Planned for next six months to June 2008	3,293.5	1,826.0	532.1	466.0	305.1	522.8

Operating and financial results

South African Rand		Total	International Operations				Discontinued Operations## Venezuela
			Ghana		Australia#		
			Tarkwa	Damang	St Ives	Agnew	Choco 10
Operating Results							
Ore milled/treated (000 tons)	**December 2007**	**8,863**	**5,588**	**1,103**	**1,859**	**313**	**360**
	September 2007	8,428	5,213	1,124	1,757	334	401
	Financial year to date	17,291	10,801	2,227	3,616	647	761
Yield (grams per ton)	**December 2007**	**1.3**	**0.9**	**1.2**	**1.8**	**4.9**	**1.6**
	September 2007	1.3	0.9	1.3	1.8	4.7	1.2
	Financial year to date	1.3	0.9	1.3	1.8	4.8	1.4
Gold produced (kilograms)	**December 2007**	**11,250**	**4,925**	**1,376**	**3,420**	**1,529**	**563**
	September 2007	11,036	4,790	1,475	3,185	1,586	489
	Financial year to date	22,286	9,715	2,851	6,605	3,115	1,052
Gold sold (kilograms)	**December 2007**	**11,416**	**5,061**	**1,406**	**3,420**	**1,529**	**600**
	September 2007	10,870	4,654	1,445	3,185	1,586	433
	Financial year to date	22,286	9,715	2,851	6,605	3,115	1,033
Gold price received (Rand per kilogram)	**December 2007**	**171,636**	**171,369**	**171,906**	**171,404**	**172,793**	**331,500**
	September 2007	156,136	155,028	154,948	156,609	159,521	232,564
	Financial year to date	164,076	163,541	163,311	164,269	166,035	290,029
Total cash costs (Rand per kilogram)	**December 2007**	**102,181**	**89,844**	**131,508**	**113,304**	**91,171**	**180,500**
	September 2007	106,780	96,670	106,920	125,777	98,172	156,120
	Financial year to date	104,424	93,114	119,046	119,319	94,735	170,281
Total production costs (Rand per kilogram)	**December 2007**	**129,914**	**104,426**	**145,946**	**151,425**		**189,833**
	September 2007	135,934	112,978	116,678	164,158		177,367
	Financial year to date	132,850	108,523	131,112	157,675		184,608
Operating costs (Rand per ton)	**December 2007**	**132**	**83**	**182**	**212**	**340**	**256**
	September 2007	140	87	153	229	447	248
	Financial year to date	136	85	167	220	395	251
Financial Results (Rand million)							
Revenue	**December 2007**	**1,959.4**	**867.3**	**241.7**	**586.2**	**264.2**	**198.9**
	September 2007	1,697.2	721.5	223.9	498.8	253.0	100.7
	Financial year to date	3,656.6	1,588.8	465.6	1,085.0	517.2	299.6
Operating costs, net	**December 2007**	**1,218.9**	**453.3**	**183.4**	**393.8**	**188.4**	**114.1**
	September 2007	1,187.9	451.3	155.2	413.2	168.2	85.8
	Financial year to date	2,406.8	904.6	338.6	807.0	356.6	199.9
- Operating costs	**December 2007**	**1,167.7**	**465.8**	**200.9**	**394.6**	**106.4**	**92.0**
	September 2007	1,177.9	454.2	171.8	402.5	149.4	99.3
	Financial year to date	2,345.6	920.0	372.7	797.1	255.8	191.3
- Gold inventory change	**December 2007**	**51.2**	**(12.5)**	**(17.5)**	**(0.8)**	**82.0**	**22.1**
	September 2007	10.0	(2.9)	(16.6)	10.7	18.8	(13.5)
	Financial year to date	61.2	(15.4)	(34.1)	9.9	100.8	8.6
Operating profit	**December 2007**	**740.5**	**414.0**	**58.3**	**192.4**	**75.8**	**84.8**
	September 2007	509.3	270.2	68.7	85.6	84.8	14.9
	Financial year to date	1,249.8	684.2	127.0	278.0	160.6	99.7
Amortisation of mining assets	**December 2007**	**267.0**	**75.8**	**20.2**	**171.0**		**5.6**
	September 2007	299.6	75.5	14.1	210.0		9.2
	Financial year to date	566.6	151.3	34.3	381.0		14.8
Net operating profit	**December 2007**	**473.5**	**338.2**	**38.1**	**97.2**		**79.2**
	September 2007	209.7	194.7	54.6	(39.6)		5.7
	Financial year to date	683.2	532.9	92.7	57.6		84.9
Other income/(expense)	**December 2007**	**36.9**	**10.0**	**(0.4)**	**27.3**		**(27.8)**
	September 2007	25.2	1.0	0.2	24.0		(1.8)
	Financial year to date	62.1	11.0	(0.2)	51.3		(29.6)
Profit before taxation	**December 2007**	**510.4**	**348.2**	**37.7**	**124.5**		**51.4**
	September 2007	234.9	195.7	54.8	(15.6)		3.9
	Financial year to date	745.3	543.9	92.5	108.9		55.3
Mining and income taxation	**December 2007**	**158.0**	**102.7**	**14.9**	**40.4**		**3.2**
	September 2007	70.4	46.0	16.3	8.1		3.6
	Financial year to date	228.4	148.7	31.2	48.5		6.8
- Normal taxation	**December 2007**	**85.0**	**56.2**	**7.2**	**21.6**		**3.2**
	September 2007	61.4	36.5	6.7	18.2		2.7
	Financial year to date	146.4	92.7	13.9	39.8		5.9
- Deferred taxation	**December 2007**	**73.0**	**46.5**	**7.7**	**18.8**		**-**
	September 2007	9.0	9.5	9.6	(10.1)		0.9
	Financial year to date	82.0	56.0	17.3	8.7		0.9
Profit before exceptional items	**December 2007**	**352.4**	**245.5**	**22.8**	**84.1**		**48.2**
	September 2007	164.5	149.7	38.5	(23.7)		0.3
	Financial year to date	516.9	395.2	61.3	60.4		48.5
Exceptional items	**December 2007**	**-**	**-**	**-**	**-**		**-**
	September 2007	0.2	-	-	0.2		-
	Financial year to date	0.2	-	-	0.2		-
Net profit	**December 2007**	**352.4**	**245.5**	**22.8**	**84.1**		**48.2**
	September 2007	164.7	149.7	38.5	(23.5)		0.3
	Financial year to date	517.1	395.2	61.3	60.6		48.5
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2007**	**340.7**	**234.6**	**22.3**	**83.8**		**43.6**
	September 2007	166.9	149.0	38.2	(20.3)		1.1
	Financial year to date	507.6	383.6	60.5	63.5		47.4
Capital expenditure	**December 2007**	**596.9**	**314.3**	**51.4**	**175.1**	**56.1**	**30.2**
	September 2007	548.1	306.7	52.1	151.5	37.8	39.8
	Financial year to date	1,145.0	621.0	103.5	326.6	93.9	70.0
	Planned for next six months to June 2008	1,467.5	873.7	98.3	342.0	153.5	-

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

\#\# Discontinued operations are excluded from Total International Operations.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations				
			Total	Driefontein	Kloof	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tons)	**December 2007**	**12,630**	**3,767**	**1,478**	**1,008**	**868**	**413**
	September 2007	12,350	3,922	1,532	994	913	483
	Financial year to date	24,980	7,689	3,010	2,002	1,781	896
Yield (ounces per ton)	**December 2007**	**0.081**	**0.174**	**0.162**	**0.229**	**0.137**	**0.164**
	September 2007	0.085	0.176	0.170	0.237	0.131	0.154
	Financial year to date	0.083	0.175	0.166	0.233	0.134	0.158
Gold produced (000 ounces)	**December 2007**	**1,018.6**	**656.9**	**239.6**	**230.8**	**118.9**	**67.6**
	September 2007	1,044.0	689.2	260.4	235.3	119.2	74.3
	Financial year to date	2,062.6	1,346.1	499.9	466.1	238.1	142.0
Gold sold (000 ounces)	**December 2007**	**1,023.9**	**656.9**	**239.6**	**230.8**	**118.9**	**67.6**
	September 2007	1,038.7	689.2	260.4	235.3	119.2	74.3
	Financial year to date	2,062.6	1,346.1	499.9	466.1	238.1	142.0
Gold price received (dollars per ounce)	**December 2007**	**784**	**781**	**782**	**780**	**783**	**780**
	September 2007	680	679	676	679	683	680
	Financial year to date	731	728	726	728	732	728
Total cash costs (dollars per ounce)	**December 2007**	**467**	**465**	**434**	**419**	**497**	**680**
	September 2007	431	413	373	378	466	579
	Financial year to date	449	438	402	398	481	627
Total production costs (dollars per ounce)	**December 2007**	**581**	**572**	**524**	**524**	**594**	**868**
	September 2007	535	504	453	475	544	711
	Financial year to date	557	537	487	499	569	784
Operating costs (dollars per ton)	**December 2007**	**39**	**85**	**74**	**101**	**72**	**115**
	September 2007	38	76	67	94	64	92
	Financial year to date	38	80	70	97	68	102
Financial Results ($ million)							
Revenue	**December 2007**	**800.8**	**512.3**	**187.2**	**179.5**	**92.9**	**52.7**
	September 2007	706.8	467.7	176.0	159.7	81.4	50.6
	Financial year to date	1,507.6	980.0	363.2	339.2	174.3	103.3
Operating costs, net	**December 2007**	**500.9**	**321.0**	**109.9**	**101.7**	**62.1**	**47.3**
	September 2007	465.1	297.7	101.9	93.0	58.5	44.3
	Financial year to date	966.0	618.7	211.8	194.7	120.3	91.6
- Operating costs	**December 2007**	**493.5**	**321.0**	**109.9**	**101.7**	**62.1**	**47.3**
	September 2007	463.7	297.7	101.9	93.0	58.5	44.3
	Financial year to date	957.2	618.7	211.8	194.7	120.6	91.6
- Gold inventory change	**December 2007**	**7.4**	**-**	**-**	**-**	**-**	**-**
	September 2007	1.4	-	-	-	-	-
	Financial year to date	8.8	-	-	-	-	-
Operating profit	**December 2007**	**299.9**	**191.3**	**77.3**	**77.7**	**30.8**	**5.4**
	September 2007	241.7	170.0	74.1	66.7	22.9	6.3
	Financial year to date	541.6	361.3	151.4	144.5	53.7	11.7
Amortisation of mining assets	**December 2007**	**107.8**	**68.2**	**20.9**	**23.7**	**11.2**	**12.5**
	September 2007	103.7	61.5	20.4	22.4	9.0	9.7
	Financial year to date	211.5	129.7	41.3	46.1	20.2	22.2
Net operating profit	**December 2007**	**192.2**	**123.1**	**56.4**	**54.0**	**19.6**	**(7.1)**
	September 2007	137.9	108.5	53.7	44.3	13.9	(3.4)
	Financial year to date	330.2	231.6	110.1	98.4	33.5	(10.5)
Other income/(expenses)	**December 2007**	**0.0**	**(5.4)**	**(2.6)**	**(1.4)**	**(1.2)**	**(0.2)**
	September 2007	(4.0)	(7.5)	(2.8)	(1.6)	(1.5)	(1.6)
	Financial year to date	(4.0)	(12.9)	(5.4)	(3.0)	(2.7)	(1.8)
Profit before taxation	**December 2007**	**192.2**	**117.7**	**53.7**	**52.7**	**18.4**	**(7.3)**
	September 2007	133.9	101.0	51.0	42.6	12.4	(4.9)
	Financial year to date	326.1	218.7	104.7	95.4	30.8	(12.3)
Mining and income taxation	**December 2007**	**64.5**	**41.4**	**18.9**	**18.6**	**6.9**	**(2.9)**
	September 2007	47.3	37.3	19.6	14.6	4.7	(1.6)
	Financial year to date	111.8	78.8	38.5	33.2	11.6	(4.5)
- Normal taxation	**December 2007**	**38.3**	**25.7**	**13.0**	**12.8**	**-**	**-**
	September 2007	30.8	22.2	13.7	8.4	0.1	-
	Financial year to date	69.1	47.9	26.7	21.2	0.1	-
- Deferred taxation	**December 2007**	**26.2**	**15.7**	**5.9**	**5.7**	**7.0**	**(2.9)**
	September 2007	16.5	15.2	5.9	6.3	4.6	(1.6)
	Financial year to date	42.7	30.9	11.8	12.0	11.6	(4.5)
Profit before exceptional items	**December 2007**	**127.7**	**76.1**	**35.0**	**34.1**	**11.4**	**(4.3)**
	September 2007	86.7	63.7	31.2	28.0	7.8	(3.3)
	Financial year to date	214.4	139.7	66.2	62.2	19.2	(7.8)
Exceptional items	**December 2007**	**0.4**	**0.4**	**0.0**	**0.0**	**0.1**	**0.2**
	September 2007	4.1	4.1	3.1	0.1	-	0.9
	Financial year to date	4.5	4.5	3.1	0.1	0.1	1.1
Net profit	**December 2007**	**128.1**	**76.5**	**35.0**	**34.1**	**11.5**	**(4.1)**
	September 2007	90.8	67.8	34.4	28.1	7.8	(2.4)
	Financial year to date	218.9	144.2	69.3	62.3	19.3	(6.7)
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2007**	**126.1**	**76.3**	**35.0**	**34.2**	**11.5**	**(4.4)**
	September 2007	89.7	66.2	32.5	28.0	7.7	(2.0)
	Financial year to date	215.8	142.5	67.5	62.2	19.2	(6.4)
Capital expenditure	**December 2007**	**211.8**	**123.6**	**39.3**	**33.4**	**21.0**	**30.0**
	September 2007	181.2	104.2	30.9	30.6	18.8	23.8
	Financial year to date	393.0	227.7	70.2	64.0	39.8	53.8
	Planned for next six months to June 2008	470.5	260.9	76.0	66.6	43.6	74.7

Average exchange rates were US$1 = R6.76 and US$1 = R7.10 for the December 2007 and September 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R6.03 and A$1 = R6.02 for the December 2007 and September 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. ## Discontinued operations are excluded from Total International and Total Mine Operations.

Operating and financial results

United States Dollars		Total	International Operations				Australian Dollars		Discontinued operations
			Ghana		Australia [#]		Australia [#]		Venezuela [##]
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew	Choco 10
Operating Results									
Ore milled/treated (000 tons)	**December 2007**	**8.863**	**5,588**	**1,103**	**1,859**	**313**	**1,859**	**313**	**360**
	September 2007	8,428	5,213	1,124	1,757	334	1,757	334	401
	Financial year to date	17,291	10,801	2,227	3,616	647	3,616	647	761
Yield (ounces per ton)	**December 2007**	**0.041**	**0.028**	**0.040**	**0.059**	**0.157**	**0.059**	**0.157**	**0.050**
	September 2007	0.042	0.030	0.042	0.058	0.153	0.058	0.153	0.039
	Financial year to date	0.041	0.029	0.041	0.059	0.155	0.059	0.155	0.044
Gold produced(000 ounces)	**December 2007**	**361.7**	**158.3**	**44.2**	**110.0**	**49.2**	**110.0**	**49.2**	**18.1**
	September 2007	354.8	154.0	47.4	102.4	51.0	102.4	51.0	15.7
	Financial year to date	716.5	312.3	91.7	212.4	100.1	212.4	100.1	33.8
Gold sold (000 ounces)	**December 2007**	**367.0**	**162.7**	**45.2**	**110.0**	**49.2**	**110.0**	**49.2**	**19.3**
	September 2007	349.5	149.6	46.5	102.4	51.0	102.4	51.0	13.9
	Financial year to date	716.5	312.3	91.7	212.4	100.1	212.4	100.1	33.2
Gold price received	**December 2007**	**790**	**788**	**791**	**789**	**795**	**884**	**891**	**1,525**
(dollars per ounce)	September 2007	684	679	679	686	699	809	824	1,019
	Financial year to date	736	734	733	737	745	847	856	1,302
Total cash costs	**December 2007**	**470**	**413**	**605**	**521**	**419**	**584**	**470**	**830**
(dollars per ounce)	September 2007	468	423	468	551	430	650	507	684
	Financial year to date	469	418	534	536	425	615	489	764
Total production costs	**December 2007**	**598**	**480**	**672**	**697**		**781**		**873**
(dollars per ounce)	September 2007	595	495	511	719		848		777
	Financial year to date	596	487	588	708		813		828
Operating costs	**December 2007**	**19**	**12**	**27**	**31**	**50**	**35**	**56**	**38**
(dollars per ton)	September 2007	20	12	22	32	63	38	74	35
	Financial year to date	20	12	24	32	57	37	66	36
Financial Results ($ million)									
Revenue	**December 2007**	**288.7**	**127.7**	**35.7**	**86.3**	**39.0**	**97.1**	**43.8**	**29.0**
	September 2007	239.0	101.6	31.5	70.3	35.6	82.9	42.0	14.2
	Financial year to date	527.7	229.3	67.2	156.6	74.6	180.0	85.8	43.2
Operating costs, net	**December 2007**	**180.1**	**67.0**	**27.0**	**58.4**	**27.8**	**65.1**	**31.2**	**16.7**
	September 2007	167.3	63.5	21.9	58.2	23.7	68.6	27.9	12.1
	Financial year to date	347.4	130.5	48.9	116.6	51.5	133.8	59.1	28.8
- Operating costs	**December 2007**	**172.6**	**68.8**	**29.6**	**58.4**	**15.9**	**65.3**	**17.6**	**13.6**
	September 2007	165.9	64.0	24.2	56.7	21.0	66.9	24.8	14.0
	Financial year to date	338.5	132.8	53.8	115.1	36.9	132.2	42.4	27.6
- Gold inventory change	**December 2007**	**7.5**	**(1.8)**	**(2.6)**	**-**	**11.9**	**(0.1)**	**13.6**	**3.1**
	September 2007	1.4	(0.4)	(2.3)	1.5	2.6	1.8	3.1	(1.9)
	Financial year to date	8.9	(2.2)	(4.9)	1.5	14.5	1.7	16.7	1.2
Operating profit	**December 2007**	**108.5**	**60.6**	**8.7**	**27.9**	**11.2**	**31.9**	**12.5**	**12.3**
	September 2007	71.9	38.1	9.7	12.1	11.9	14.2	14.1	2.1
	Financial year to date	180.4	98.7	18.3	40.1	23.2	46.1	26.6	14.4
Amortisation of mining assets	**December 2007**	**39.6**	**11.2**	**2.9**	**25.4**		**28.3**		**0.8**
	September 2007	42.2	10.6	2.0	29.6		34.9		1.3
	Financial year to date	81.8	21.8	4.9	55.0		63.2		2.1
Net operating profit	**December 2007**	**69.1**	**49.5**	**5.7**	**13.8**		**16.2**		**11.5**
	September 2007	29.4	27.4	7.7	(5.7)		(6.6)		0.8
	Financial year to date	98.6	76.9	13.4	8.3		9.6		12.3
Other income/(expenses)	**December 2007**	**5.4**	**1.5**	**(0.1)**	**4.0**		**4.5**		**(4.0)**
	September 2007	3.5	0.1	-	3.4		4.0		(0.3)
	Financial year to date	8.9	1.6	(0.1)	7.4		8.5		(4.3)
Profit before taxation	**December 2007**	**74.4**	**51.0**	**5.6**	**17.8**		**20.7**		**7.5**
	September 2007	33.1	27.6	7.7	(2.3)		(2.6)		0.5
	Financial year to date	107.5	78.5	13.3	15.7		18.1		8.0
Mining and income taxation	**December 2007**	**23.1**	**15.1**	**2.2**	**5.8**		**6.7**		**0.5**
	September 2007	9.9	6.5	2.3	1.1		1.3		0.5
	Financial year to date	33.0	21.5	4.5	7.0		8.0		1.0
- Normal taxation	**December 2007**	**12.5**	**8.3**	**1.1**	**3.1**		**3.6**		**0.5**
	September 2007	8.6	5.1	0.9	2.6		3.0		0.4
	Financial year to date	21.1	13.4	2.0	5.7		6.6		0.9
- Deferred taxation	**December 2007**	**10.5**	**6.8**	**1.1**	**2.7**		**3.1**		**-**
	September 2007	1.3	1.3	1.4	(1.4)		(1.7)		0.1
	Financial year to date	11.8	8.1	2.5	1.3		1.4		0.1
Profit before exceptional items	**December 2007**	**51.3**	**35.9**	**3.4**	**12.0**		**13.9**		**7.0**
	September 2007	23.1	21.1	5.4	(3.4)		(3.9)		0.0
	Financial year to date	74.6	57.0	8.8	8.7		10.0		7.0
Exceptional items	**December 2007**	**-**	**-**	**-**	**-**		**-**		**-**
	September 2007	-	-	-	-		-		-
	Financial year to date	-	-	-	-		-		-
Net profit	**December 2007**	**51.3**	**35.9**	**3.4**	**12.0**		**13.9**		**7.0**
	September 2007	23.1	21.1	5.4	(3.4)		(3.9)		0.0
	Financial year to date	74.6	57.0	8.8	8.7		10.0		7.0
Net profit excluding gains and losses on foreign exchange, financial instruments and exceptional items	**December 2007**	**49.7**	**34.4**	**3.3**	**12.1**		**13.9**		**6.6**
	September 2007	23.5	21.0	5.4	(2.9)		(3.4)		0.2
	Financial year to date	73.2	55.4	8.7	9.2		10.5		6.8
Capital expenditure	**December 2007**	**88.1**	**46.4**	**7.6**	**25.8**	**8.2**	**29.0**	**9.3**	**4.5**
	September 2007	77.1	43.2	7.3	21.3	5.3	25.2	6.3	5.6
	Financial year to date	165.2	89.6	14.9	47.1	13.5	54.2	15.6	10.1
Planned for next six months to June 2008		209.6	124.8	14.0	48.9	21.9	56.2	25.2	-

Underground and surface
South African rand and metric units

Operating Results	Total Mine Operations	South African Operations					International Operations					Discontinued Operations
		Total	Driefontein	Kloof	Beatrix	South Deep	Total	Ghana		Australia		Venezuela [##]
								Tarkwa	Damang	St Ives	Agnew	Choco 10
Ore milled / treated (000 ton)												
- underground **December 2007**	**3,349**	**2,957**	**920**	**839**	**868**	**330**	**392**	**-**	**-**	**302**	**90**	**-**
September 2007	3,451	3,063	924	893	913	333	388	-	-	273	115	-
Financial year to date	6,800	6,020	1,844	1,732	1,781	663	780	-	-	575	205	-
- surface **December 2007**	**9,281**	**810**	**558**	**169**	**-**	**83**	**8,471**	**5,588**	**1,103**	**1,557**	**223**	**360**
September 2007	8,899	859	608	101	-	150	8,040	5,213	1,124	1,484	219	401
Financial year to date	18,180	1,669	1,166	270	-	233	16,511	10,801	2,227	3,041	442	761
- total **December 2007**	**12,630**	**3,767**	**1,478**	**1,008**	**868**	**413**	**8,863**	**5,588**	**1,103**	**1,859**	**313**	**360**
September 2007	12,350	3,922	1,532	994	913	483	8,428	5,213	1,124	1,757	334	401
Financial year to date	24,980	7,689	3,010	2,002	1,781	896	17,291	10,801	2,227	3,616	647	761
Yield (grams per ton)												
- underground **December 2007**	**6.5**	**6.7**	**7.7**	**8.4**	**4.3**	**6.2**	**5.4**	**-**	**-**	**4.4**	**8.6**	**-**
September 2007	6.6	6.8	8.2	8.1	4.1	6.6	5.5	-	-	4.1	8.7	-
Financial year to date	6.6	6.7	7.9	8.2	4.2	6.4	5.4	-	-	4.3	8.6	-
- surface **December 2007**	**1.1**	**0.8**	**0.7**	**0.9**	**-**	**0.8**	**1.1**	**0.9**	**1.2**	**1.3**	**3.4**	**1.6**
September 2007	1.1	0.8	0.8	0.7	-	0.8	1.1	0.9	1.3	1.4	2.7	1.2
Financial year to date	1.1	0.8	0.8	0.8	-	0.8	1.1	0.9	1.3	1.4	3.0	1.4
- combined **December 2007**	**2.5**	**5.4**	**5.0**	**7.1**	**4.3**	**5.1**	**1.3**	**0.9**	**1.2**	**1.8**	**4.9**	**1.6**
September 2007	2.6	5.5	5.3	7.4	4.1	4.8	1.3	0.9	1.3	1.8	4.7	1.2
Financial year to date	2.6	5.4	5.2	7.2	4.2	4.9	1.3	0.9	1.3	1.8	4.8	1.4
Gold produced (kilograms)												
- underground **December 2007**	**21,916**	**19,806**	**7,050**	**7,024**	**3,698**	**2,034**	**2,110**	**-**	**-**	**1,336**	**774**	**-**
September 2007	22,886	20,763	7,609	7,250	3,707	2,197	2,123	-	-	1,128	995	-
Financial year to date	44,802	40,569	14,659	14,274	7,405	4,231	4,233	-	-	2,464	1,769	-
- surface **December 2007**	**9,766**	**626**	**401**	**155**	**-**	**70**	**9,140**	**4,925**	**1,376**	**2,084**	**755**	**563**
September 2007	9,586	673	489	69	-	115	8,913	4,790	1,475	2,057	591	489
Financial year to date	19,352	1,299	890	224	-	185	18,053	9,715	2,851	4,141	1,346	1,052
- total **December 2007**	**31,682**	**20,432**	**7,451**	**7,179**	**3,698**	**2,104**	**11,250**	**4,925**	**1,376**	**3,420**	**1,529**	**563**
September 2007	32,472	21,436	8,098	7,319	3,707	2,312	11,036	4,790	1,475	3,185	1,586	489
Financial year to date	64,154	41,868	15,549	14,498	7,405	4,416	22,286	9,715	2,851	6,605	3,115	1,052
Operating costs (Rand per ton)												
- underground **December 2007**	**696**	**715**	**760**	**808**	**484**	**958**	**554**	**-**	**-**	**501**	**730**	**-**
September 2007	660	671	735	732	455	918	576	-	-	553	628	-
Financial year to date	677	691	748	765	469	938	565	-	-	526	673	-
- surface **December 2007**	**109**	**74**	**80**	**64**	**-**	**52**	**112**	**83**	**182**	**156**	**182**	**256**
September 2007	114	70	73	72	-	57	119	87	153	169	352	248
Financial year to date	112	76	76	92	-	55	115	85	167	163	267	251
- total **December 2007**	**265**	**577**	**504**	**683**	**484**	**776**	**132**	**83**	**182**	**212**	**340**	**256**
September 2007	267	539	472	665	455	651	140	87	153	229	447	248
Financial year to date	266	558	488	674	469	708	136	85	167	220	395	251

Discontinued operations are excluded from Total International and Total Mine Operations.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.

Driefontein		December 2007 quarter			September 2007 quarter			Year to date F2008		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,619	958	1,993	4,559	1,389	1,574	9,178	2,347	3,567
Advanced on reef	(m)	748	590	286	792	572	314	1,540	1,162	600
Sampled	(m)	741	588	192	744	366	255	1,485	954	447
Channel width	(cm)	56	37	87	58	32	53	57	35	68
Average value -	(g/t)	17.2	14.0	15.1	19.1	14.4	23.7	18.1	14.2	18.8
-	(cm.g/t)	957 [1]	521	1,314	1,104	461	1,244	1,031	498	1,274

Kloof		December 2007 quarter				September 2007 quarter				Year to date F2008			
	Reef	Cobble	Kloof	Main	VCR	Cobble	Kloof	Main	VCR	Cobble	Kloof	Main	VCR
Advanced	(m)	73	216	1,556	7,232	31	361	1,717	8,186	104	577	3,273	15,418
Advanced on reef	(m)	73	17	367	974	31	-	343	976	104	17	710	1,950
Sampled	(m)	84	21	333	795	21	-	270	805	105	21	603	1,600
Channel width	(cm)	158	121	124	99	243	-	100	97	175	121	113	98
Average value -	(g/t)	6.1	2.4	10.6	20.6	3.9	-	11.3	24.4	5.5	2.4	10.9	22.4
-	(cm.g/t)	959	285	1,319	2,045	947	-	1,130	2,357	956	285	1,235	2,202

Beatrix		December 2007 quarter		September 2007 quarter		Year to date F2008	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	8,372	2,281	8,392	2,859	16,764	5,140
Advanced on reef	(m)	2,273	222	1,770	167	4,043	389
Sampled	(m)	2,079	204	1,734	168	3,813	372
Channel width	(cm)	103	129	83	95	94	114
Average value -	(g/t)	9.4	21.5	9.0	16.3	9.3	19.5
-	(cm.g/t)	974	2,778	745	1,550	870	2,224

South Deep		December 2007 quarter		September 2007 quarter		Year to date F2008	
	Reef	VCR	Elsburg	VCR	Elsburg	VCR	Elsburg
Advanced	(m)	907	1,039	630	1,054	1,537	2,093
Advanced on reef	(m)	67	942	129	685	196	1,627
Sampled	(m)	84	-	102	-	186	-
Channel width	(cm)	67	- [2]	80	-	74	-
Average value -	(g/t)	33.2	5.2	9.3	6.4	19.1	5.7
-	(cm.g/t)	2,241	- [3]	740	-	1,418	-

1) Development is traversing thin single & poorly developed Multiple Band Carbon Leader.

2) Full channel width not fully exposed in development, hence not reported.

3) Trackless development in the Elsburg reefs is evaluated by means of the block model.

Administration and corporate information

Corporate Secretary

CAIN FARREL

Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered Offices

JOHANNESBURG

Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 644 2400
Fax: (+27)(11) 484 0626

LONDON

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent

Bank of New York

Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

WILLIE JACOBSZ

Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: wjacobsz@gfexpl.com

Media Enquiries

REIDWAAN WOOKAY

Telephone: (+27)(11) 644 2665
Facsimile: (+27)(11) 484 0639
e-mail: reidwaan.wookay@goldfields.co.za

Transfer Secretaries

South Africa

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE

http://www.goldfields.co.za

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

A J Wright *(Chairman)*	K Ansah#	J M McMahon *	R L Pennant-Rea *	* British
I D Cockerill * *(Chief Executive Officer)*	J G Hopwood	D N Murray	P J Ryan	# Ghanaian
N J Holland * *(Chief Financial Officer)*	G Marcus	D M J Ncube	C I von Christierson	

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 31 January 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
         Relations and Corporate Affairs